Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

Between

GOODMAN NETWORKS INCORPORATED

and

DYCOM INDUSTRIES, INC.

Dated as of June 2, 2016

PRIVILEGED & CONFIDENTIAL

ARTICLE VI

EMPLOYEE MATTERS

SECTION 6.01.	Offer of Employment	50
SECTION 6.02.	Employee Plans; Contributions for Periods Prior to Closing	51
SECTION 6.03.	WARN	51
SECTION 6.04.	COBRA	51
SECTION 6.05.	Accrued Paid Time Off	52

ARTICLE VII

TAX MATTERS

SECTION 7.01.	Tax Cooperation and Exchange of Information	52
SECTION 7.02.	Conveyance Taxes	52
SECTION 7.03.	Proration of Taxes and Certain Charges	53

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.01.	Conditions to Obligations of the Seller	54
SECTION 8.02.	Conditions to Obligations of the Purchaser	55

ARTICLE IX

INDEMNIFICATION

SECTION 9.01.	Survival of Representations and Warranties; Survival of Covenants	56
SECTION 9.02.	Indemnification by the Seller	57
SECTION 9.03.	Indemnification by the Purchaser	58
SECTION 9.04.	Limits on Indemnification	58
SECTION 9.05.	Notice of Loss; Third Party Claims	59
SECTION 9.06.	Exclusive Remedy	60
SECTION 9.07.	Distributions from the Indemnity Escrow Funds; Survival	60
SECTION 9.08.	Tax Treatment	60
SECTION 9.09.	Certain Other Indemnification Matters	60
SECTION 9.10.	Subrogation	61

ARTICLE X

TERMINATION

SECTION 10.01.	Termination	61
SECTION 10.02.	Effect of Termination	62

ARTICLE XI

GENERAL PROVISIONS

SECTION 11.01.	Payments	62

EXHIBITS

1.01(a)	Form of the Assumption Agreement

1.01(b)	Form of the Bill of Sale and Assignment

1.01(c)	Dycom AT&T Contracts

1.01(d)	Form of the Escrow Agreement

1.01(e)	Example Statement of Net Working Capital

v

This ASSET PURCHASE AGREEMENT, dated as of June 2, 2016, between GOODMAN NETWORKS INCORPORATED, a Texas corporation (the “Seller”) and DYCOM INDUSTRIES, INC., a Florida corporation (the “Purchaser”, and together with the Seller, the “Parties”).

WHEREAS, the Seller is engaged in the provision of wireline services to customers in the telecommunications industry and the provision of certain wireless services to AT&T (as defined herein), in each case as more fully described herein;

WHEREAS, the Seller wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Seller, all of the assets and assume certain Liabilities (as defined herein) related to the Business (as herein defined), upon the terms and subject to the conditions set forth herein; and

WHEREAS, as an inducement to the Purchaser entering into this Agreement, the Seller makes representations and warranties and enters into covenants all as set forth in this Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Certain Defined Terms. For purposes of this Agreement:

“ABL Credit Agreement” means the Amended and Restated Revolving Credit and Security Agreement between PNC Bank, National Association and the Seller dated June 23, 2011, as such agreement may be amended, restated, modified, renewed, replaced or refinanced.

“Action” means any Claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Actual Adjustment Amount” means (x) the Purchase Price as finally determined pursuant to Section 2.07, minus (y) the Estimated Purchase Price.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Agreement” or “this Agreement” means this Asset Purchase Agreement between the Parties (including the Exhibits hereto and the Disclosure Schedule) and all amendments hereto made in accordance with the provisions of Section 11.08.

“Ancillary Agreements” means the Bill of Sale and Assignment, the Assumption Agreement, the Escrow Agreement, the Transition Services Agreement and the Katy Sublease Agreement.

“Assignments of Lease” means the Assignments of Lease, effective as of the Closing, executed by the Seller, the Purchaser and the respective landlord with respect to each parcel of Leased Real Property listed in Section 1.01(a) of the Disclosure Schedule, and each in a form reasonably acceptable to the parties thereto.

“Assumption Agreement” means the Assumption Agreement executed by the Seller and the Purchaser on the Closing Date, and attached hereto as Exhibit 1.01(a).

“AT&T” means AT&T Mobility, LLC, a Delaware limited liability corporation, and its Affiliates, and includes any Person that (a) acquires all or substantially all of the assets of AT&T Mobility, LLC or the wireless telecommunications business of AT&T Inc., (b) acquires all or substantially all of the assets of AT&T Mobility LLC or the wireless telecommunications business of AT&T Mobility, LLC covered by the AT&T Contracts as of the Closing or (c) is successor-in-interest to AT&T Mobility, LLC.

“AT&T Contracts” means the Contracts between the Seller and AT&T with respect to the Business, each of which is set forth in Section 1.01(c) of the Disclosure Schedule.

“Bankruptcy Code” means the Bankruptcy Reform Act of 1978, as amended.

“Bill of Sale and Assignment” means the Bill of Sale and Assignment executed by the Seller on the Closing Date, substantially in the form attached hereto as Exhibit 1.01(b).

“Business” means the business of the Seller and its Subsidiaries of providing (i) all Wireless Services and Small Cell Wireless Services that have been, currently are, or are contemplated, as of the date hereof and as of the Closing Date, to be provided to AT&T and (ii) Wireline Services to all customers in the telecommunications industry.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York or Dallas, Texas.

“Business Income” means the income generated for the Seller as a result of the operation of the Business as reflected in the Financial Statements.

“Business Intellectual Property” means the Transferred Intellectual Property and the Licensed Intellectual Property.

“Business Products” means all products or services that have been or are currently sold, licensed, provided, supported, distributed or otherwise disposed of by the Business, including all products or services in development.

“Buy-Out Amount” means, with respect to each Leased Vehicle, the amount required to be paid to the respective lessor of such Leased Vehicle on the Closing Date to purchase such Leased Vehicle, excluding any penalties, fines, interest or similar charges in respect of any delinquencies, defaults or similar events prior to the Closing Date.

“Cash” means the sum of the fair market value (expressed in United States Dollars) of all cash, cash equivalents and marketable securities held by the Seller (other than fiduciary funds) calculated in accordance with GAAP and the practices and methodologies used in the preparation of the Financial Statements, as of the Closing. For the avoidance of doubt, Cash shall be reduced by issued, but uncleared checks and drafts and increased by checks and drafts deposited for the account of the Seller, but not yet reflected as available as of the Closing.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980.

“CERCLIS” means the Comprehensive Environmental Response, Compensation and Liability Information System, as updated through the date hereof.

“Claims” means any and all administrative, regulatory or judicial actions, suits, petitions, appeals, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations, proceedings, consent orders or consent agreements.

“Closing Cash Payment” means the Estimated Purchase Price minus the Escrow Amount and the Indemnity Escrow Amount.

“Closing Date” means the date on which the Closing takes place.

“Closing Statement” means a statement setting forth the calculation of (i) the Net Working Capital of the Business at the Closing Date, (ii) the Net Working Capital Adjustment Amount and (iii) the Purchase Price, to be prepared pursuant to Section 2.07(a).

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Contract” means any contract, lease, sublease, loan agreement, master service agreement, mortgage, security agreement, trust indenture or other agreement or instrument.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Conveyance Taxes” means all sales, use, value added, transfer, stamp, stock transfer, real property transfer or gains and similar Taxes.

“Current Assets” means the current assets of the Seller in respect of the Business included as Purchased Assets, in accordance with GAAP consistently applied, excluding (i) Cash and (ii) any Tax refunds and similar Tax assets.

“Current Liabilities” means the current Liabilities of the Seller in respect of the Business included as Assumed Liabilities, in accordance with GAAP consistently applied, excluding (i) Indebtedness and (ii) Taxes.

“Customer” means any Person that is on the date hereof or on the Closing Date a customer of the Seller in respect of the Business.

“Customer Contract” means the AT&T Contracts and any Contract between the Seller and a Customer in respect of the Business.

“Disclosure Schedule” means the Disclosure Schedule attached hereto, dated as of the date hereof, delivered by the Seller to the Purchaser in connection with this Agreement.

“Dycom AT&T Contract” means any Contract set forth on Exhibit 1.01(c) between AT&T and the Purchaser or any of its Affiliates.

“Encumbrance” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and tax liens), charge, lease, license, encumbrance, servient easement, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Environment” means surface waters, groundwaters, soil, subsurface strata and ambient air.

“Environmental Claims” means any Claims relating in any way to any Environmental Law or any Environmental Permit, including (a) any and all Claims by Governmental Authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (b) any and all Claims by any Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to the Environment.

“Environmental Laws” means all Laws, now in effect and as amended, and any legally binding judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to the Environment, natural resources, Hazardous Materials or the protection of health from exposure to Hazardous Materials, including CERCLA; CERCLIS; the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. §§ 6901 et seq.; the Clean Water Act, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq.; the Clean Air Act, 42 U.S.C. §§ 7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f et seq.; the Atomic Energy Act, 42 U.S.C. §§ 2011 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. §§ 136 et seq.; and the Federal Food, Drug and Cosmetic Act, 21 U.S.C. §§ 301 et seq.

“Environmental Permits” means all permits, approvals, identification numbers, licenses and other authorizations required under or issued pursuant to any applicable Environmental Law.

“ERISA Affiliate” means with respect to a Person in question, any other Person that is (i) a member of a controlled group with such Person in question for purposes of Section 414(b) of the Code or (ii) under common control with such Person in question for purposes of Section 414(c) of the Code.

“Escrow Agent” means Wilmington Trust, N.A.

“Escrow Agreement” means an Escrow Agreement, by and among the Seller, the Purchaser and the Escrow Agent, executed as of the Closing Date and attached hereto as Exhibit 1.01(d).

“Escrow Amount” means the sum of $2,500,000.

“Escrow Funds” means, as of any time, the portion of the Escrow Amount and the Indemnity Escrow Amount (plus any interest accrued thereon) then remaining in the Escrow Account.

“Example Statement of Net Working Capital” means the statement of Net Working Capital as of the close of business on March 31, 2016 attached as Exhibit 1.01(e) hereto.

“Exchange Offer” means an offer to all or a portion of the Holders (as defined in the Indenture) of the Seller’s outstanding Senior Secured Notes to exchange all or a portion of such Holder’s Senior Secured Notes for equity, new note securities, or a combination thereof on terms satisfactory to the Seller.

“Excluded Business” means any business of the Seller and its Subsidiaries, other than the Business, including, but not limited to, the following: (A) the engineering, installation and maintenance of (1) indoor small cell systems, (2) indoor distributed antenna systems, (3) combined indoor/outdoor distributed antenna systems serving a single commercial location, (4) Small Cell Wireless Services that are not part of the Geographic Area, (5) home and business installation/maintenance services, (6) Wireline Services provided to the United States Air Force, (7) construction and civil services across new ground station builds in the United States and Canada, including, but not limited to, architectural and engineering design, site acquisition, engineering, installation, assembly, connections, test and turn-up, (8) professional services related to central office equipment engineering and installation for transport network equipment and (9) outside plant engineering for CenturyLink, Inc. in Minnesota, North Dakota, South Dakota, Iowa, Nebraska, Wisconsin, Michigan, Indiana, Illinois, Ohio, Kansas and Missouri, and (B) all services necessary to deploy, upgrade, maintain or decommission wireless outdoor networks that have been, currently are, or are contemplated to be, provided to Sprint.

“Excluded Taxes” means (a) all Income Taxes owed by the Seller or any of its Affiliates for any period; (b) all Taxes relating to the Excluded Assets or Excluded Liabilities for any period; (c) all Taxes relating to the Purchased Assets, the Business or the Assumed Liabilities for any Pre-Closing Period; (d) all Taxes of the Seller or any other Person by reason of being a member of a consolidated, combined, unitary or affiliated group that includes the Seller or any of its present or past Affiliates, by reason of a tax sharing, tax indemnity or similar agreement entered into by the Seller or any of its present or past Affiliates (other than this

Agreement) or by reason of transferee or successor Liability arising in respect of a transaction undertaken by a Seller or any of its present or past Affiliates; (e) Taxes imposed on Purchaser or any of its Affiliates as a result of any breach of warranty or misrepresentation under Section 3.22, or breach by the Seller of any covenant relating to Taxes; and (f) the Seller’s share of Conveyance Taxes pursuant to Section 7.02 hereof.

“Financial Statements” means the balance sheets and income statements of the Business as of and for (a) the twelve months ended December 31, 2015 and (b) the three months ended March 31, 2016.

“GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.

“Geographic Area” means any area where the Seller or any of its Subsidiaries has a Contract to perform, or is performing or has performed at any time during the one year period prior to the date hereof, services of the Business, other than the states of Michigan, Indiana and Illinois.

“Governmental Authority” means any federal, national, supranational, state, provincial, local, or similar government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means (a) petroleum and petroleum products, radioactive materials, asbestos-containing materials, urea formaldehyde foam insulation, transformers or other equipment that contain polychlorinated biphenyls and radon gas, (b) any other chemicals, materials or substances defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “extremely hazardous wastes”, “restricted hazardous wastes”, “toxic substances”, “toxic pollutants”, “contaminants” or “pollutants”, or words of similar import, under any applicable Environmental Law, and (c) any other chemical, material or substance that is regulated by any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Income Taxes” means Taxes imposed on or measured by reference to gross or net income or receipts, and franchise, net worth, capital or other similar doing business Taxes.

“Income Tax Return” means a Tax Return relating to Income Taxes.

“Indebtedness” means, with respect to any Person, (a) all indebtedness of such Person, whether or not contingent, for borrowed money; (b) all obligations of such Person for the deferred purchase price of property or services (other than current trade payables incurred in the ordinary course of business and payable in accordance with customary practices); (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments;

(d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (e) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities; (f) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; (g) all Indebtedness of others referred to in clauses (a) through (f) above guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (I) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness or (II) otherwise to assure a creditor against loss; (h) all Indebtedness referred to in clauses (a) through (f) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness; and (i) all interest and unpaid penalties, fees, charges and prepayment premiums that are payable with respect to any Indebtedness referred to in clauses (a)-(h) above.

“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnifying Party” means the Seller pursuant to Section 9.02 or the Purchaser pursuant to Section 9.03, as the case may be.

“Indemnity Escrow Amount” means the sum of $10,000,000; provided, however, that if the Noteholder Consent is obtained on or prior to the Closing Date, the Indemnity Escrow Amount shall be zero.

“Indenture” means the indenture, dated as of June 23, 2011, as supplemented from time to time, between the Seller and Wells Fargo Bank, National Association, as trustee, relating to the issuance by the Seller of its Senior Secured Notes.

“Intellectual Property” means, in any jurisdiction worldwide, all intellectual property rights of any kind, including rights in, to and concerning (a) patents, statutory invention registrations and applications for any of the foregoing (including provisional applications), and all continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (b) Trademarks, (c) copyrights (including copyrights in software) and copyrightable subject matter, (d) confidential and proprietary information, trade secrets and know-how, (e) all applications and registrations for any of the foregoing and (f) all rights to bring an action for past, present, and future infringement, misappropriation or other violation of rights and to receive damages, proceeds or other legal or equitable protections and remedies with respect to any of the foregoing.

“Inventories” means all inventory, merchandise, finished goods, raw materials, supplies, purchased parts, Business Products and other personal property used in or related to the Business and maintained, held or stored by or for the Seller at the Closing, and any prepaid deposits for any of the same.

“IP Agreements” means any and all Contracts to which the Seller is a party or beneficiary, or by which the Seller or the Business, or any of its properties or assets may be bound, concerning Intellectual Property or software, including, in each case, all (i) licenses of Intellectual Property by the Seller to any Person, and (ii) licenses of Intellectual Property by any Person to the Seller.

“IRS” means the Internal Revenue Service of the United States.

“Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

“Lease” means any lease, sublease, license, concession or other right to use tangible or real property, including all amendments and assignments thereto.

“Leased Real Property” means the real property listed in Section 1.01(a) of the Disclosure Schedule and leased by the Seller, as tenant, and that is primarily related to the Business, together with, to the extent leased by the Seller (in connection with the Business), all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of the Seller (related to the Business) attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Leased Vehicles” means any vehicle leased by the Seller in respect of the Business, which vehicles are set forth in Section 1.01(e) of the Disclosure Schedule.

“Letter of Intent” means that certain Letter of Intent, dated as of May 9, 2016, between the Purchaser and the Seller.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Action or Governmental Order and those arising under any Contract.

“Licensed Intellectual Property” means any and all Intellectual Property that the Seller is licensed or otherwise permitted by other Persons to use pursuant to the Transferred IP Agreements.

“Material Adverse Effect” means any circumstance, change in or effect on the Business or the Seller that, individually or in the aggregate with all other circumstances, changes in or effects on the Business or the Seller: (a) is or is reasonably likely to be materially adverse to the business, operations, assets or Liabilities (including contingent Liabilities), results of operations or the condition (financial or otherwise) of the Business, (b) is reasonably likely to materially and adversely affect the ability of the Purchaser to operate or conduct the Business in the manner in which it is currently operated or conducted by the Seller or (c) does or is reasonably likely to materially and adversely affect the ability of the Seller to consummate the transactions contemplated by this Agreement, except to the extent such circumstance, change in or effect on the Business or the Seller results from any of the following: (i) events, circumstances, changes or effects that generally affect the industries in which the Seller operates the Business (including legal and regulatory changes), (ii) changes to GAAP, other applicable accounting standards or applicable Law, (iii) events, circumstances, changes or effects arising out of, or attributable to, acts of armed hostility, sabotage, terrorism or war (whether or not declared, including any escalation or worsening thereof), (iv) general business, economic or political conditions or changes therein, (v) events, circumstances, changes or effects affecting the financial, credit or securities markets in the United States or (vi) changes resulting from actions required to be taken pursuant to the terms of this Agreement; provided, however, that in the case of subsections (i)-(v) above, such circumstance, change or effect does not materially disproportionally affect the Seller or the Business as compared with other participants in the principal industry in which the Business operates, in which case only the incremental material disproportionate impact or impacts may be taken into account.

“Net Working Capital” means, as of a specified date, the positive or negative amount equal to the difference between (a) the Current Assets minus (b) the Current Liabilities, in each case calculated in accordance with this Agreement, applied in a manner consistent with the principles applied in connection with the preparation of the Financial Statements and the Example Statement of Net Working Capital.

“Net Working Capital Adjustment Amount” means, as of the open of business on the Closing Date, (i) the amount by which Net Working Capital is greater than Target Working Capital or (ii) the amount by which Net Working Capital is less than Target Working Capital; provided that any amount which is calculated pursuant to clause (ii) shall be deemed to be a negative number.

“Non-Disclosure Agreement” means that certain non-disclosure agreement executed between the Seller and the Purchaser, dated as of April 18, 2016.

“Noteholder Consent” means the consent, in a form and substance reasonably satisfactory to the Purchaser, of the Holders (as defined in the Indenture) of at least 66.66% of the then outstanding Senior Secured Notes to the consummation of the transactions contemplated by this Agreement.

“Permits” means franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Authority, other than Environmental Permits.

“Permitted Encumbrances” means such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced and as to which the Seller is not otherwise subject to civil or criminal Liability due to its existence: (a) liens for Taxes not yet due and payable, for which adequate reserves have been maintained in accordance with GAAP, (b) Encumbrances imposed by Law, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business securing obligations that (i) are not overdue for a period of more than 30 days and (ii) are not in excess of $20,000 in the case of a single asset or property or $125,000 in the aggregate at any time; (c) any Encumbrances imposed on the Tangible Personal Property or on the Leased Vehicles pursuant to the operating leases in respect of such property; (d) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; and (e) non-exclusive licenses to Transferred Intellectual Property granted in the ordinary course of business consistent with past practices.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934.

“Property Taxes” means real and personal ad valorem property Taxes and any other Taxes imposed on a periodic basis and measured by the level of any item.

“Pre-Closing Period” means any taxable period (or portion of a Straddle Period) ending on or prior to the Closing Date.

“Purchase Price Bank Account” means a bank account or accounts to be designated by the Seller in a written notice to the Purchaser at least two Business Days prior to the Closing Date.

“Purchaser Fundamental Representations” mean the representations and warranties of the Purchaser set forth in Section 4.01 and Section 4.06.

“Receivables” means any and all accounts receivable (including future accounts receivable related to work in progress), notes and other amounts receivable from third parties (including costs and estimated earnings in excess of billings), including customers and employees, arising from the conduct of the Business before the Closing together with any unpaid financing charges accrued thereon.

“Registered” means issued by, registered, recorded or filed with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.

“Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying, seeping, placing and the like into or upon any land or water or air or otherwise entering into the Environment.

“Remedial Action” means all action to (a) clean up, remove, treat or handle in any other way Hazardous Materials in the Environment; (b) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or the Environment; or (c) perform remedial investigations, feasibility studies, corrective actions, closures and post-remedial or post-closure studies, investigations, operations, maintenance and monitoring.

“Seller’s Accountant” means KPMG LLP, independent accountants of the Seller.

“Seller Fundamental Representations” mean the representations and warranties of the Seller set forth in Section 3.01, Section 3.15(a) and Section 3.24.

“Seller’s Knowledge”, “Knowledge of the Seller” or similar terms used in this Agreement mean the actual knowledge of the Persons identified in Section 1.01(d) of the Disclosure Schedule after reasonable inquiry.

“Senior Secured Notes” means Seller’s $325,000,000 principal amount of 12.125% Senior Secured Notes due 2018.

“Small Cell Wireless Services” means all services (excluding the home and business installation/maintenance services) necessary to deploy, upgrade, maintain or decommission wireless outdoor networks or wireless backhaul services for wireless outdoor network systems, in each case used for video, data or voice transmission (x) where no part of the network is installed at a height of 35 feet or more above the ground and (y) any part of the network is within the Geographic Area.

“Sprint” means Sprint/United Management Company, Inc., a Subsidiary of Sprint Corporation, and its Affiliates.

“Straddle Period” means any taxable period beginning on or prior to the Closing Date and ending after the Closing Date.

“Subcontractor” means any Person that is on the date hereof or on the Closing Date a service provider of the Seller in respect of the Business.

“Subcontractor Agreements” means the Contracts between the Seller and a Subcontractor in respect of the Business, each of which is set forth on Section 1.01(f) of the Disclosure Schedule.

“Subsidiaries” means, with respect to any Person, any and all corporations, partnerships, limited liability companies, joint ventures, associations and other entities controlled by such Person directly or indirectly through one or more intermediaries.

“Target Working Capital” means an amount equal to $9,275,000.

“Tax Returns” means any return, declaration, report, election, claim for refund or information return or other statement or form relating to Taxes, including any schedule or attachment thereto or any amendment thereof.

“Taxes” (each a “Tax”) means any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental

Authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges.

“Tax Law” means a Law relating to Tax matters.

“Trademarks” mean trademarks, service marks, corporate names, trade names, Internet domain names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing.

“Transaction Expenses” means all out-of-pocket expenses (including all fees and expenses of counsel, accountants, experts and consultants to a party) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the solicitation of creditor consents, any filing required by any Governmental Authority and all other matters related to the closing of the transactions contemplated by this Agreement.

“Transferred Intellectual Property” means any and all Intellectual Property owned by the Seller and included in the Purchased Assets.

“Transferred IP Agreements” means any and all IP Agreements included in the Purchased Assets.

“Wage and Hour Litigation” means the matter of Louis Vassallo, Patrick Kerr, Timothy Greer, Eric Bell, Aaron Kandler, Fredrick Hawkins, Rodrick Cole v. Goodman Networks, Inc. pending in the United States District Court for the Eastern District of Texas.

“Wireless Services” means all services (excluding the home and business installation/maintenance services) necessary to deploy, upgrade, maintain or decommission wireless outdoor networks or wireless backhaul services for wireless outdoor network systems, in each case used for video, data or voice transmission where any part of the network is installed at a height of 35 feet or more above the ground.

“Wireline Services” means all services necessary to deploy, upgrade, maintain or decommission wireline telecommunications networks, including the design, installation, repair and maintenance of fiber optic, copper and coaxial cable networks used for video, data or voice transmission, except for (i) home and business installation/maintenance services, (ii) Wireline Services provided to the United States Air Force, (iii) construction and civil services across new ground station builds in the United States and Canada, including, but not limited to, architectural and engineering design, site acquisition, engineering, installation, assembly, connections, test and turn-up and (iv) outside plant engineering for CenturyLink, Inc. in Minnesota, North Dakota, South Dakota, Iowa, Nebraska, Wisconsin, Michigan, Indiana, Illinois, Ohio, Kansas and Missouri.

SECTION 1.02. Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location
“ABL Credit Agreement”	2.05(f)
“Allocation”	2.03(c)
“Ancillary Lease Documents”	3.13(d)
“Assumed Liabilities”	2.02(a)
“Allocation”	2.03(c)
“Business Combination”	5.08
“Business Employee”	5.19
“Business Permits”	3.09(c)
“Business Service Provider”	5.19
“Closing”	2.04
“Confidential Information”	5.03
“Consent Documents”	5.14
“Contingent Worker”	3.19
“End Date”	10.01(c)
“ERISA”	3.18(a)
“Escrow Account”	2.06
“Estimated Closing Statement”	2.03(b)
“Estimated Purchase Price”	2.03(b)
“Excluded Assets”	2.01(b)
“Excluded Liabilities”	2.02(a)
“Independent Accounting Firm”	2.07(b)(i)
“Katy Property”	5.16
“Katy Sublease Agreement”	5.16
“Loss”	9.02(a)
“Material Contracts”	3.11(a)
“New Employee”	6.01
“Options”	3.13(d)
“Overbilling Liability”	2.02(b)
“Parties”	Preamble
“Plans”	3.18(a)
“Purchase Price”	2.03(a)
“Purchased Assets”	2.01(a)
“Purchaser”	Preamble
“Purchaser Bank Account”	11.01
“Purchaser Indemnified Party”	9.02(a)
“Restricted Period”	5.09(a)
“Retained Names and Marks”	5.06
“Seller”	Preamble
“Seller Indemnified Party”	9.03(a)
“Solicit”	5.09(b)
“Tangible Personal Property”	3.14(a)
“Tangible Personal Property Agreements”	3.14(b)

Definition	Location
“Third Party Claim”	9.05(b)
“Transition Services Agreement”	5.15
“WARN”	6.03

SECTION 1.03. Interpretation and Rules of Construction.

(a) In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(i) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or a Schedule or Exhibit to, this Agreement unless otherwise indicated;

(ii) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(iii) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import;

(iv) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(v) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(vi) when used with respect to information, the phrases “delivered” or “made available” shall mean that the information referred to has been physically or electronically delivered to the relevant parties or their respective representatives, including, in the case of “made available” to the Purchaser, material that has been posted in a “data room” (virtual or otherwise) established by the Seller;

(vii) references to “day” or “days” are to calendar days;

(viii) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and any other singular term in this Agreement shall be deemed to include the plural, and any plural term the singular;

(ix) any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law or statute as from time to time amended, modified or supplemented, including by succession of comparable successor Laws;

(x) references to a Person are also to its successors and permitted assigns;

(xi) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day;

(xii) references to sums of money are expressed in lawful currency of the United States of America, and “$” refers to United States dollars;

(xiii) “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form;

(xiv) references to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder;

(xv) references to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; and

(xvi) the use of “or” is not intended to be exclusive unless expressly indicated otherwise.

(b) The parties have participated jointly in the negotiation and drafting of this Agreement and each has been represented by counsel of its choosing and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

PURCHASE AND SALE

SECTION 2.01. Purchase and Sale of Purchased Assets.

(a) Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, assign, transfer, convey and deliver, to the Purchaser, free and clear of all Encumbrances other than Permitted Encumbrances reflected on the Closing Statement, and the Purchaser shall purchase from the Seller all of the Seller’s right, title and interest in and to all assets primarily related to, or primarily used in, the Business (the “Purchased Assets”), including the following:

(i) all rights in respect of the Leased Real Property, together with any prepaid rent thereon, including all rights of the Seller under all Ancillary Lease Documents related to such Leased Real Property;

(ii) all Tangible Personal Property and Tangible Personal Property Agreements, not otherwise included in clause (i) above;

(iii) all Receivables;

(iv) all Inventories;

(v) all rights in respect of the Leased Vehicles;

(vi) all assets from which the Business Income set forth in the Financial Statements is derived;

(vii) all Customer Contracts;

(viii) all Subcontractor Agreements;

(ix) all books of account, general, financial, Tax and personnel records, invoices, shipping records, supplier lists, correspondence and other documents, records and files and any rights thereto owned, associated with or employed by the Seller in connection with the Business other than the organizational documents, minute and stock record books (or other ownership record) and the corporate seals, if any, of the Seller;

(x) the goodwill of the Seller relating to the Business;

(xi) all Claims, causes of action, choses in action, rights of recovery and rights of setoff of any kind (including any such items relating to the payment of Taxes and any rights to insurance proceeds and rights under and pursuant to all warranties, representations and guarantees made by suppliers of products, materials or equipment, or components thereof) related to the Business pertaining to, arising out of and inuring to the benefit of the Seller;

(xii) all sales and promotional literature, customer lists and other sales-related materials related to the Business owned, used, associated with or employed by the Seller as of the Closing;

(xiii) all rights of the Seller under the Contracts listed in Sections 3.11(a)(i)-(iv) and (vi) and 3.14(b) of the Disclosure Schedule;

(xiv) all Permits held or used by the Seller in connection with, or required for, the Business (to the extent transferable);

(xv) all Tax Returns relating to the Purchased Assets or the Business (other than Income Tax Returns of the Seller); and

(xvi) all the Seller’s right, title and interest at the Closing in, to and under all other assets, rights and claims of every kind and nature primarily used or intended to be used in the operation of, or residing with, the Business, including all assets necessary to perform the obligations under the Customer Contracts.

(b) Notwithstanding anything in Section 2.01(a) to the contrary, the Seller shall not sell, convey, assign, transfer or deliver to the Purchaser, and the Purchaser shall not purchase, and the Purchased Assets shall not include, any right title and interest in or to any assets, property, rights, goodwill or business of the Seller other than as described in Section 2.01(a) (the “Excluded Assets”), including the following:

(i) the Purchase Price Bank Account;

(ii) all rights of the Seller under this Agreement and the Ancillary Agreements;

(iii) to the extent not included in the Purchased Assets, all assets related to the Excluded Business;

(iv) except as provided in Section 5.06, the Retained Names and Marks;

(v) all operating leases not listed in Section 2.01(b)(v) of the Disclosure Schedule;

(vi) all assets forth in Section 2.01 of the Disclosure Schedule;

(vii) Income Tax Returns of the Seller, and any other Tax Returns of the Seller (and related workpapers), other than those relating to the Purchased Assets or the Business; and

(viii) all amounts deposited in and the assets of all Plans and all rights in connection with any trusts, insurance arrangements or other assets held pursuant to any Plans; and

(ix) all Cash.

SECTION 2.02. Assumption and Exclusion of Liabilities.

(a) Upon the terms and subject to the conditions of this Agreement, the Purchaser hereby assumes and agrees to pay, perform and discharge only the following Liabilities of the Seller (the “Assumed Liabilities”) and no other Liabilities whatsoever of the Seller (all other Liabilities of the Seller, the “Excluded Liabilities”):

(i) all current Liabilities set forth on the Closing Statement (other than Indebtedness), arising out of or relating primarily to the Business;

(ii) all Liabilities of the Seller arising on or after the Closing under Contracts and other arrangements, including the Material Contracts, included in the Purchased Assets and assumed by the Purchaser (other than Liabilities or obligations attributable to any failure by the Seller to comply with the terms thereof prior to the Closing); and

(iii) any Liability arising from a written warranty given by the Seller in the ordinary course of business consistent with past practice in accordance with a Customer Contract included in the Purchased Assets and assigned to the Purchaser.

(b) Any and all Liabilities of the Seller and its Subsidiaries not expressly assumed by the Purchaser pursuant to Section 2.02(a), whether or not incurred or accrued, whether asserted before, on or after the Closing Date, shall be retained, as the case may be, by the Seller or its Subsidiaries, who shall be responsible for paying, performing and discharging such Liabilities, and the Purchaser shall not assume or have any responsibility for such Liabilities. The Purchaser shall not assume or pay, perform or discharge, or hold the Seller or any of its Subsidiaries harmless against, or be responsible for, any of the Excluded Liabilities. For the avoidance of doubt but without limitation, except to the extent a Liability is an Assumed Liability, the Excluded Liabilities shall include:

(i) all Liabilities arising out of or relating to the operation of the Business or the ownership of the Purchased Assets by the Seller or any of its Subsidiaries on or prior to the Closing Date;

(ii) all Indebtedness of the Seller and its Subsidiaries;

(iii) all Actions or threatened Actions against the Seller or any of its Subsidiaries, including the Wage and Hour Litigation;

(iv) all Excluded Taxes;

(v) all Liabilities arising out of or relating to the Excluded Assets;

(vi) all Liabilities pursuant to Environmental Law arising out of or relating to any action, event, circumstance or condition related to the Business or the Leased Real Property, in each case occurring or existing on or before the Closing, including: (A) any Release of any Hazardous Material into the Environment by the Seller or any of its Subsidiaries on or before the Closing at, to or from the Leased Real Property or any property formerly owned, leased, used or occupied by the Business (and any additional migration of such Hazardous Material after the Closing); (B) any transportation, disposal or discharge by the Seller or any of its Subsidiaries, or the arrangement for such activities by the Seller or any of its Subsidiaries, on or before the Closing, of any Hazardous Material originating at the Leased Real Property or any property formerly owned, leased, used or occupied by the Business to or at any location; and (C) any noncompliance with or violation of any applicable Environmental Law or Environmental Permit relating in any way to the Business on or before the Closing (and any continuation of such noncompliance or violation from the Closing to six months after the Closing); provided, however, that Excluded Liabilities shall not include such Liabilities to the extent they are exacerbated after the Closing by the negligent acts of Purchaser.

(vii) any Liability for overbilling with respect to the suspended AT&T jobs set forth on Section 2.02(b)(vii) of the Disclosure Schedule (the “Overbilling Liability”);

(viii) Liabilities for any and all severance or other termination-related costs with respect to Business Employees who do not become New Employees; and

(ix) all Liabilities of the Seller and its Affiliates (A) relating to the Plans or arising under Title IV of ERISA or the joint and several Liability provisions of the Code governing the Plans or (B) arising from or in connection with the employment, retention or termination of any (1) former employee and any consultant or director of the Seller or their respective Affiliates and (2) current employee of the Seller or their respective Affiliates on or prior to the date hereof, including, without limitation, any Liabilities arising from or in connection with the transactions contemplated by this Agreement, other than the Liabilities of the Seller expressly assumed by the Purchaser pursuant to Section 2.02(a) of this Agreement.

SECTION 2.03. Purchase Price; Allocation of Purchase Price.

(a) Subject to any adjustments set forth in Section 2.07 and payable as set forth in this Article II, the aggregate purchase price (the “Purchase Price”) for the Purchased Assets and the covenants contained in Section 5.09 shall be (i) $107,500,000, plus (ii) the Net Working Capital Adjustment Amount (or, minus the absolute value of the Net Working Capital Adjustment Amount if the Net Working Capital Adjustment Amount is a negative number). The Purchaser shall be entitled to deduct from the Purchase Price any amounts required to be withheld and deducted under the Code or other applicable Tax Law and any amounts so deducted shall be treated as having been paid to the Seller and shall be remitted by the Purchaser to the appropriate Governmental Authority on a timely basis.

(b) No earlier than five Business Days and no later than three Business Days prior to the Closing, the Seller shall deliver to the Purchaser a written statement (the “Estimated Closing Statement”) setting forth its good faith estimate of the Purchase Price (the “Estimated Purchase Price”) pursuant to which the Seller shall estimate (i) the Net Working Capital as of the Closing Date and (ii) the Net Working Capital Adjustment Amount, in each case together with a reasonable itemization and reasonable supporting detail. The Seller will make available to the Purchaser and its auditors and advisors all records and work papers used in preparing the statement setting forth the Estimated Purchase Price, and provide reasonable access to members of its accounting and financial staff in connection with the Purchaser’s review thereof. The Seller will review any comments proposed by the Purchaser with respect to the Estimated Closing Statement provided at least one full Business Day prior to the Closing Date, and will consider any appropriate changes with respect to such comments.

(c) The sum of the Purchase Price and the Assumed Liabilities shall be allocated among the Purchased Assets and the covenants contained in Section 5.09 as of the

Closing Date in accordance with an allocation prepared by the Purchaser in accordance with Section 1060 of the Code and the Regulations thereunder (and any similar provision of other Tax Law, as appropriate) (the “Allocation”). The Purchaser shall deliver the Allocation to the Seller within 90 days after the Closing Date. Any subsequent adjustments to the sum of the Purchase Price and the Assumed Liabilities shall be reflected in the Allocation in a manner consistent with Section 1060 of the Code and the Regulations thereunder. For all Tax purposes, the Purchaser and the Seller agree that the transactions contemplated in this Agreement shall be reported in a manner consistent with the terms of this Agreement, including the Allocation, and that none of them will take any position inconsistent therewith in any Tax Return, in any refund claim, in any litigation, or otherwise. The Seller shall timely and properly prepare, execute, file and deliver all documents, forms and other information as the Purchaser may reasonably request to prepare the Allocation.

SECTION 2.04. Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Purchased Assets and the assumption of the Assumed Liabilities contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York, at 10:00 A.M. New York time no later than the second Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties set forth in Article VIII (other than those conditions which by their terms are only capable of being satisfied at the Closing) or at such other place or at such other time or on such other date as the Parties may mutually agree upon in writing.

SECTION 2.05. Deliveries by the Seller. At the Closing the Seller shall deliver to the Purchaser:

(a) counterparts of each Ancillary Agreement, duly executed by the Seller and, in case of the Assignments of Lease, by the respective landlord, together with all required documentary and Conveyance Tax stamps affixed and such other instruments;

(b) all consents to the assignment of the Contracts set forth in Section 3.02 of the Disclosure Schedule;

(c) a schedule of accounts payable related to the Business as of the Closing;

(d) all consents to the assignment of the AT&T Contracts and evidence of the extension of each such contract through August 31, 2020;

(e) INTENTIONALLY OMITTED;

(f) evidence reasonably satisfactory to the Purchaser of the release of any Encumbrances with respect to the Purchased Assets by and on behalf of (x) the lenders under the ABL Credit Agreement and (y) the holders of the Senior Secured Notes;

(g) a counterpart of the Katy Sublease Agreement, duly executed by the Seller;

(h) the certificate referenced in Section 8.02(a);

(i) a certificate signed by a duly authorized representative of the Seller certifying as to resolutions of the board of directors of the Seller authorizing this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby;

(j) all consents to the assignment of the Subcontractor Agreements listed in Section 8.02(f) of the Disclosure Schedule, in form and substance reasonably satisfactory to the Purchaser;

(k) a receipt for the Closing Cash Payment; and

(l) a certificate of non-foreign status for the Seller (in a form reasonably acceptable to the Purchaser) pursuant to Section 1.1445-2(b)(2) of the Regulations.

SECTION 2.06. Deliveries by the Purchaser. At the Closing the Purchaser shall deliver to the Seller:

(a) the Closing Cash Payment by wire transfer in immediately available funds to the Purchase Price Bank Account;

(b) duly executed counterparts of each Ancillary Agreement to which the Purchaser or one of its Affiliates is a party;

(c) a counterpart of the Katy Sublease Agreement, duly executed by the Purchaser;

(d) a certificate signed by a duly authorized representative of the Purchaser certifying as to resolutions of the board of directors of the Purchaser authorizing this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby; and

(e) the certificate referenced in Section 8.01(a).

At the Closing, the Purchaser shall deliver to the Escrow Agent, in accordance with the Escrow Agreement, the sum of the Escrow Amount and the Indemnity Escrow Amount by wire transfer in immediately available funds to the account designated therefor in the Escrow Agreement (such account, the “Escrow Account”).

SECTION 2.07. Post-Closing Adjustment of the Purchase Price. The Purchase Price shall be subject to adjustment after the Closing as specified in this Section 2.07:

(a) Closing Statement. As promptly as practicable, but in any event within 90 calendar days following the Closing, the Purchaser shall deliver to the Seller the Closing Statement, together with a reasonable itemization and reasonable supporting detail of each item and amount set forth therein.

(b) Disputes. Subject to this Section 2.07(b), the Closing Statement delivered by the Purchaser to the Seller shall be final, conclusive and binding on the Parties.

(i) The Seller may dispute any amounts reflected on the Closing Statement, but only on the basis that the amounts reflected on the Closing Statement (A) were not arrived at in accordance with GAAP applied on a basis consistent with the Financial Statements and the preparation of the Example Statement of Net Working Capital or (B) were arrived at based on factual, mathematical or clerical error; provided, however, that the Seller shall have notified the Purchaser in writing of each disputed item, specifying the estimated amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within 20 Business Days of the Purchaser’s delivery of the Closing Statement to the Seller. During such 20 Business Day period, to the extent reasonably requested by the Seller, the Purchaser will make available to the Seller and its auditors and advisors all records and work papers used in preparing the Closing Statement, including the Net Working Capital Adjustment Amount, and provide reasonable access to members of its accounting and financial staff in connection with the Seller’s review thereof. In the event that the Seller delivers a notice of dispute as set forth above, the Seller and the Purchaser shall attempt to reconcile their differences, and any resolution by them as to any disputed amounts shall be final, conclusive and binding on the parties hereto. If the Seller and the Purchaser are unable to reach a resolution with such effect within 20 Business Days after the receipt by the Purchaser of the Seller’s written notice of dispute, the Seller and the Purchaser shall submit the items remaining in dispute for resolution to RSM US LLP (or, if such firm shall decline or is unable to act or is not, at the time of such submission, independent of the Seller and the Purchaser, to another independent accounting firm of international reputation mutually acceptable to the Seller and the Purchaser, except that if the Seller and Purchaser cannot agree on an independent accounting firm, such firm shall be selected by mutual agreement of the independent accounting firms regularly used by the Seller and the Purchaser in the conduct of their respective business) (either RSM US LLP or such other accounting firm being referred to herein as the “Independent Accounting Firm”). In selecting the Independent Accounting Firm for purposes of this Agreement, the parties hereby waive any conflict or potential conflict arising from any services performed by such firm for the Seller or the Purchaser or any of their respective Affiliates. The Purchaser and the Seller shall use all commercially reasonable efforts to cause the Independent Accounting Firm to, within 30 days after such submission, determine what it believes in its professional judgment to be the most accurate calculation of the remaining disputed items in accordance with the terms of this Agreement and report to the Seller and the Purchaser upon such remaining disputed items, and such report shall be final, conclusive and binding on the Seller and the Purchaser. With respect to each disputed item, such determination of the Independent Accounting Firm shall not be in excess of the higher, nor less than the lower, of the amounts advocated by the Purchaser in the Closing Statement or the Seller in the notice of dispute. The fees and disbursements of the Independent Accounting Firm shall be allocated between the Seller and the Purchaser in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such party (as finally determined by the Independent Accounting Firm) bears to the total amount of such remaining disputed items so submitted.

(ii) In acting under this Agreement, the Independent Accounting Firm shall be entitled to the privileges and immunities of arbitrators.

(c) Purchase Price Adjustment. The Closing Statement shall be deemed final for the purposes of this Section 2.07 upon the earliest of (A) the failure of the Seller to notify the Purchaser of a dispute within 20 Business Days of the Purchaser’s delivery of the Closing Statement to the Seller, (B) the resolution of all disputes, pursuant to Section 2.07(b)(i), by the Seller and the Purchaser, and (C) the resolution of all disputes, pursuant to Section 2.07(b)(i), by the Independent Accounting Firm. Within three Business Days of the Closing Statement being deemed final, a Purchase Price adjustment shall be made as follows:

(i) If the Actual Adjustment Amount is a positive number, then (A) the Purchaser shall pay to the Seller an amount equal to such Actual Adjustment Amount, net of applicable withholding Taxes, if any, by wire transfer or delivery of immediately available funds to the Purchase Price Bank Account and (B) the Seller and the Purchaser shall jointly instruct the Escrow Agent to release to the Seller an amount of the Escrow Funds equal to the Escrow Amount.

(ii) If the Actual Adjustment Amount is a negative number, then the Seller and the Purchaser shall jointly instruct the Escrow Agent to (A) release to the Purchaser an amount of the Escrow Funds equal to the absolute value of such Actual Adjustment Amount, (B) if the absolute value of such Actual Adjustment Amount is less than the Escrow Amount, release to Seller an amount of the Escrow Funds equal to the Escrow Amount minus the absolute value of the Actual Adjustment Amount and (C) if the absolute value of such Actual Adjustment Amount is greater than the Escrow Amount, release to Purchaser an amount of the Escrow Funds equal to the Escrow Amount and the Seller shall pay to the Purchaser an amount equal to the excess of the Actual Adjustment Amount over the Escrow Amount.

(d) Interest on Payments. Any payments required to be made by the Seller or the Purchaser pursuant to Section 2.07(c) shall bear interest from the Closing Date through and including the date of payment at the per annum prime rate as published in The Wall Street Journal on the last Business Day immediately prior to the making of such payment.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE SELLER

As an inducement to the Purchaser to enter into this Agreement, the Seller hereby represents and warrants to the Purchaser as follows:

SECTION 3.01. Organization, Authority and Qualification of the Seller. The Seller is duly organized, validly existing and in good standing under the Laws of Texas and has all necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements to which the Seller is or will be a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties leased or owned by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified and in good standing would not (i) adversely affect the ability of the Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements, or (ii) materially and adversely affect the ability of the Seller to conduct the Business. The execution and delivery of this Agreement and the Ancillary Agreements by the Seller, the performance by the Seller of its obligations hereunder and thereunder and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Seller. This Agreement has been, and the Ancillary Agreements to which the Seller will be a party at the Closing shall be, duly executed and delivered by the Seller, and (assuming due authorization, execution and delivery by the other parties hereto) this Agreement constitutes, and upon their execution and delivery in connection with the Closing the Ancillary Agreements to which the Seller will be a party shall constitute, legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting creditors’ rights and remedies generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at Law or in equity).

SECTION 3.02. No Conflict. Assuming compliance with the pre-merger notification and waiting period requirements of the HSR Act and the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 3.03, except as may result from any facts or circumstances relating solely to the Purchaser and except as set forth in Section 3.02 of the Disclosure Schedule, the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Seller does not and will not (a) to the extent applicable, violate, conflict with or result in the breach of any provision of the certificate of formation (or similar organizational documents) of the Seller, (b) conflict with or violate any Law or Governmental Order applicable to the Seller, the Purchased Assets, the Leased Real Property or the Business or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Purchased Assets pursuant to, any Contract, license, permit, franchise or other instrument or arrangement to which the Seller is a party or by which any of the Purchased Assets is bound or affected, except, in the case of clause (b) or (c), as would not cause a Material Adverse Effect.

SECTION 3.03. Governmental Consents and Approvals. The execution, delivery and performance of this Agreement and each Ancillary Agreement by the Seller does not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except the pre-merger notification and waiting period requirements of the HSR Act, which, if not received or completed, would reasonably be expected to have a Material Adverse Effect.

SECTION 3.04. Financial Information; Books and Records.

(a) True and complete copies of the Financial Statements have been delivered by the Seller to the Purchaser. The Financial Statements (i) were prepared in accordance with the books of account and other financial records of the Seller, (ii) present fairly in all material respects the financial condition and results of operations of the Business as of the dates thereof or for the periods covered thereby, (iii) were prepared in accordance with GAAP applied on a basis consistent with the past practices of the Seller with respect to the Business, and reflect a fair and appropriate allocation of the Seller’s costs and expenses to the Business that is reasonably related to the share of the Seller’s total operations constituted by the Business, as of the date of the Financial Statements, and (iv) include all adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation of the financial condition of the Seller and the results of the operations of the Seller or as of the dates thereof or for the periods covered thereby.

(b) The books of account and other financial records of the Seller with respect to the Business (i) reflect all items of income and expense and all assets and Liabilities required to be reflected therein in accordance with GAAP applied on a basis consistent with the past practices of the Seller, (ii) are in all material respects complete and correct, and do not contain or reflect any material inaccuracies or discrepancies and (iii) have been maintained in accordance with good business and accounting practices.

(c) The Seller maintains a system of accounting and internal controls with respect to the Business sufficient to provide reasonable assurances regarding the reliability of financial reporting. There are no significant deficiencies or material weaknesses in the design or operations of the internal controls over financial reporting relating to the Business. The Seller has implemented disclosure controls and procedures reasonably designed to ensure that all material information required to be disclosed by the Seller with respect to the Business in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “SEC”). The Seller has not received any material written complaint, allegation, assertion or claim from the Seller’s Accountant that it has engaged in questionable financial reporting, accounting or auditing practices with respect to the Business. There has not been any fraud, whether or not material, with respect to the Business that involved the officers or other employees and former employees of the Seller who have a significant role in the internal controls over financial reporting or written allegations of any such fraud.

SECTION 3.05. Absence of Undisclosed Liabilities. There are no Liabilities of the Business that would be required to be disclosed in a balance sheet prepared in accordance with GAAP, other than Liabilities (a) that are reflected or reserved against on the Financial Statements, (b) set forth in Section 3.05 of the Disclosure Schedule, or (c) incurred since December 31, 2015 in the ordinary course of business, consistent with past practice, of the Seller which are not, in the aggregate, material to the Business.

SECTION 3.06. Receivables. Section 3.06 of the Disclosure Schedule contains an aged list of the Receivables as of April 30, 2016, showing separately those Receivables that as of such date had been outstanding for (a) 29 days or less, (b) 30 to 59 days,

(c) 60 to 89 days, (d) 90 to 119 days, and (e) more than 119 days. All Receivables that are reflected on the Financial Statements or will be reflected in Net Working Capital on the Estimated Closing Statement or the Closing Statement have or will have arisen from the sale of Inventories or services to Persons not affiliated with or related to the Seller and in the ordinary course of business consistent with past practice. All of the Receivables are good and collectible at the aggregate record amounts thereof, net of any applicable reserve for returns or doubtful accounts reflected thereon, which reserves are adequate and were calculated in a manner consistent with past practice and in accordance with GAAP. To the Seller’s Knowledge, none of the Receivables are subject to any setoffs or counterclaims.

SECTION 3.07. Conduct in the Ordinary Course; Absence of Certain Changes, Events and Conditions. Since December 31, 2015, the Business has been conducted in the ordinary course and consistent with past practice. As amplification and not limitation of the foregoing, since March 31, 2016, the Seller has not:

(a) permitted or allowed any of the Purchased Assets to be subjected to any Encumbrance, other than Permitted Encumbrances;

(b) except in the ordinary course of business consistent with past practice, discharged or otherwise obtained the release of any Encumbrance related to the Business, or paid or otherwise discharged any Liability related to the Business, other than current liabilities reflected in the Financial Statements and current liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2015;

(c) made any change in any method of accounting or accounting practice or policy used by the Seller with respect to the Business;

(d) amended, terminated, cancelled or compromised any material Claims of the Seller (related to the Business) or waived any other rights of substantial value related to the Business;

(e) except as set forth in Section 3.07(e) of the Disclosure Schedule, sold, transferred, leased, subleased, abandoned, licensed or otherwise disposed of any properties or assets, real, personal or mixed (including leasehold interests and intangible property) of the Seller that would be Purchased Assets, other than in the ordinary course of business consistent with past practice;

(f) made any capital expenditure relating to the Business, not reflected in the Financial Statements, other than in the ordinary course of business consistent with past practice;

(g) made any material change in the customary methods of operations of the Business, including practices and policies relating to manufacturing, purchasing, Inventories, Receivables, marketing, selling and pricing;

(h) other than in the ordinary course of business consistent with past practice, made, revoked or changed any Tax election or any method of Tax accounting, amended any Tax Return or filed any claim for refund, entered into any closing agreement or similar agreement with respect to Taxes, settled or compromised any Liability with respect to Taxes, consented to any claim or assessment with respect to Taxes in each case (i) other than as relates to income Taxes, and (ii) to the extent such action would be binding on Purchaser or its Affiliates for any taxable period (or portions of taxable periods) after the Closing Date;

(i) incurred any Indebtedness relating to the Business not reflected in the Financial Statements, other than in the ordinary course of business consistent with past practice;

(j) made any loan to, guaranteed any Indebtedness of, or otherwise incurred any Indebtedness on behalf of, any Person in connection with the Business not reflected on the Financial Statements, other than in the ordinary course of business consistent with past practice;

(k) except as set forth in Section 3.07(k) of the Disclosure Schedule, failed to pay any creditor of the Business any material amount owed to such creditor within 90 days of when due, except to the extent that the Seller disputes the validity or the amount claimed to be owed to the creditor;

(l) (i) granted any material increase, or announced any material increase, in the wages, salaries, compensation, bonuses, incentives, change of control, retention, severance, pension or other benefits payable by the Seller to any of the Business Employees to whom offers of employment will be made pursuant to Section 6.01, including any increase or change pursuant to any Plan, (ii) established, adopted, terminated, amended or increased or promised to increase any benefits under any Plan, in either case except as required by Law or any collective bargaining agreement and involving ordinary increases consistent with the past practices of the Seller; (iii) entered into any employment, change of control, severance or retention agreement with any Business Employee or Business Service Provider; (iv) with respect to any Business Employee whose annual base salary is in excess of $150,000, terminated such Business Employee, except for any termination for cause or otherwise for reasons unrelated to the consummation of the transactions completed in this Agreement or the Closing; or (v) promoted or hired any Business Employee or any individual who would constitute a Business Employee immediately following such promotion or hiring, except for any promotion or hiring of an individual with an annual base salary not in excess of $150,000; other than the hiring or promotion of any individual to fill a vacancy left by the departure of a Business Employee;

(m) entered into any agreement, arrangement or transaction relating to the Business with any of its directors, officers, members, managers, employees or shareholders (or with any relative, beneficiary, spouse or Affiliate of such Persons);

(n) except as set forth in Section 3.07(n) of the Disclosure Schedule, terminated, discontinued, closed or disposed of any facility or business operation used in connection with the Business, or laid off any employees employed in connection with the

Business or implemented any early retirement, separation or program providing early retirement window benefits within the meaning of Section 1.401(a)-4 of the Regulations or announced or planned any such action or program for the future;

(o) (i) allowed any insurance policy, Permit or Environmental Permit relating to the Business to lapse or terminate or (ii) failed to renew any insurance policy, Permit or Environmental Permit that is scheduled to terminate or expire within 45 calendar days of the End Date;

(p) failed to maintain the facilities, property and equipment included in the Purchased Assets in good repair and operating condition, ordinary wear and tear excepted;

(q) suffered any casualty loss or damage with respect to any of the Purchased Assets which in the aggregate have a replacement cost of more than $50,000, whether or not such loss or damage shall have been covered by insurance;

(r) amended, modified or consented to the termination of any Material Contract or any of the Seller’s rights thereunder, except as required pursuant to this Agreement;

(s) suffered any Material Adverse Effect; or

(t) agreed, whether in writing or otherwise, to take any of the actions specified in this Section 3.07 or granted any options to purchase, rights of first refusal, rights of first offer or any other similar rights or commitments with respect to any of the actions specified in this Section 3.07, except as expressly contemplated by this Agreement and the Ancillary Agreements.

SECTION 3.08. Litigation. Except as set forth in Section 3.08 of the Disclosure Schedule, there are no Actions by or against the Seller or any of its Affiliates by or relating to the Business or affecting any of the Purchased Assets or the Business pending before any Governmental Authority (or, to the Seller’s Knowledge, threatened to be brought by or before any Governmental Authority) that (a) seek damages in excess of $50,000, (b) seek injunctive, remedial or equitable relief or criminal liability or (c) could reasonably be expected to have a Material Adverse Effect or adversely affect the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement.

SECTION 3.09. Compliance with Laws.

(a) The Seller has conducted for the past five years the Business in accordance in all material respects with all Laws and Governmental Orders applicable to the Seller (related to the Business) or the Business, and the Seller (A) is not in violation of any such Law or Governmental Order in any material respect, (B) has not received in the past five years any written notice of a violation of any such Law or Governmental Order from a Governmental Authority, or (C) has not had in the past five years any written claims of a violation of any such Law or Governmental Order filed against it by a Governmental Authority. To the Seller’s Knowledge there is no investigation or proceeding being conducted by any Governmental Authority that might give rise to a notice or claim of a violation of any such Law or Governmental Order.

(b) Section 3.09(b) of the Disclosure Schedule sets forth a brief description of each Governmental Order applicable to the Seller (primarily related to the Business) or the Business.

(c) Section 3.09(c) of the Disclosure Schedule sets forth a list of all material Permits and Environmental Permits of the Seller related to or used by the Business (together, the “Business Permits”). The Business Permits constitute all material Permits and Environmental Permits necessary, in any respect, for the Seller to operate the Business as currently conducted. No suspension or cancellation of any of the Business Permits is pending or threatened to the Seller’s Knowledge. The Seller is not in material conflict with, or in material default, breach or violation of, any Business Permit in respect of the operations of, or property or assets attributable to, the Business.

(d) Neither the Seller nor, to the Seller’s Knowledge, any director, officer, agent, employee or other person associated with or acting on behalf of the Seller has (i) used any company funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to any political activity, (ii) made any direct or indirect unlawful payment to any government official or employee from company funds, (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; or (v) made any payment to any customer or supplier of the Seller or any officer, director, partner, employee or agent of any such customer or supplier for an unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent, in respect of the Business.

(e) Neither the Seller nor, to the Seller’s Knowledge, any director, officer, agent, employee or other person associated with or acting on behalf of the Seller has engaged in any financial transactions in order to conceal the identity, source or destination of the proceeds from any category of offenses designated by the Financial Action Task Force on Money Laundering’s “The Forty Recommendations” of June 20, 2003 in violation of the laws or regulations of the United States or any state in which the Seller does business.

SECTION 3.10. Environmental and Other Permits and Licenses; Related Matters.

(a) Except as would not be material to the Business:

(i) The Seller (as it relates to the Business) is and for the past five years has been in compliance with all applicable Environmental Laws and all Environmental Permits.

(ii) There has been no Release of any Hazardous Material by the Seller or any of its Subsidiaries on any of the Leased Real Property or, during the period of any of the Seller’s ownership, lease, use or occupancy thereof, on any property formerly owned, leased, used or occupied by the Seller (relating to the Business).

(iii) There are no Environmental Claims pending or threatened against the Seller (relating to the Business) or, to the Seller’s Knowledge, the Leased Real Property, and, to the Seller’s Knowledge, there are no circumstances that can reasonably be expected to form the basis of any such Environmental Claim.

(b) Neither the execution of this Agreement or the Ancillary Agreements nor the consummation of the transactions contemplated hereby or thereby will require any Remedial Action or notice to or consent of Governmental Authorities or third parties pursuant to any applicable Environmental Law or Environmental Permit.

SECTION 3.11. Material Contracts.

(a) Section 3.11(a) of the Disclosure Schedule lists each of the following Contracts (including oral Contracts) of the Seller relating to the Business (such Contracts, together with all contracts, agreements, Leases concerning the use, occupancy, management or operation of any Leased Real Property (including all Ancillary Lease Documents listed or otherwise set forth in Section 3.13(d) of the Disclosure Schedule) and all Tangible Personal Property Agreements listed or otherwise set forth in Section 3.14(b) of the Disclosure Schedule, being “Material Contracts”):

(i) each Contract, invoice or open purchase order with an active vendor or Subcontractor and other arrangement, for the purchase of Inventory, other materials or personal property, with any supplier or for the furnishing of services to the Seller (primarily relating to the Business) or otherwise primarily related to the Business;

(ii) each Contract, un-receipted invoice or open sales order and other arrangement for the sale of goods or for the furnishing of services by the Seller (primarily relating to the Business), other than the Customer Contracts;

(iii) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing, consulting and advertising Contracts to which the Seller (primarily relating to the Business) is a party;

(iv) all management Contracts with Business Employees and Contracts with independent contractors or consultants (or similar arrangements) who are Business Service Providers to which the Seller (primarily relating to the Business) is a party and which cannot be cancelled by the Seller without penalty or further payment and without more than 30 days’ notice;

(v) all Contracts relating to Indebtedness of the Seller (relating to the Business);

(vi) all Contracts with any Governmental Authority to which the Seller (relating to the Business) is a party;

(vii) all Contracts that limit or purport to limit the ability of the Seller (relating to the Business) to compete in any line of business or with any Person or in any geographic area or during any period of time or that contain “most favored nations” or similar provisions;

(viii) all material Transferred IP Agreements, excluding any click-wrap or shrink-wrap Contract for software; and

(ix) all other Contracts, whether or not made in the ordinary course of business, which are material to the Seller (relating to the Business) or the conduct of the Business, or the absence of which would have a Material Adverse Effect.

(b) Except as set forth in Section 3.02 of the Disclosure Schedule, each Material Contract: (i) is valid and binding on the parties thereto and is in full force and effect, (ii) is freely and fully assignable to the Purchaser without penalty or other adverse consequences and (iii) upon consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, except to the extent that any consents set forth in Section 3.02 of the Disclosure Schedule are not obtained, shall continue in full force and effect without penalty or other adverse consequence. The Seller is not in material breach of, or material default under, any Material Contract.

(c) To the Seller’s Knowledge, no other party to any Material Contract is in material breach thereof or material default thereunder and the Seller has not received any written notice of termination, cancellation, breach or default under any Material Contract.

(d) There is no contract, agreement or other arrangement granting any Person any preferential right to purchase any of the Purchased Assets (other than in the ordinary course of business consistent with past practice).

SECTION 3.12. Intellectual Property.

(a) Section 3.12(a) of the Disclosure Schedule sets forth a true and complete list of all Registered Transferred Intellectual Property, indicating for each such item, as applicable, the application or registration number, date and jurisdiction of filing or issuance, and the identity of the current applicant or registered owner.

(b) The Seller has sufficient rights to use the Business Intellectual Property in connection with the operation of the Business as currently conducted. The Seller has a valid license to use or, to the Seller’s Knowledge, is the exclusive owner of, as the case may be, each item of Business Intellectual Property which, with respect to the Transferred Intellectual Property, is free and clear of any, or any obligation to grant any, Encumbrances (other than Permitted Encumbrances).

(c) The Transferred Intellectual Property and, to the Seller’s Knowledge, the Licensed Intellectual Property (i) is valid, subsisting and enforceable, and (ii) is not subject to any Governmental Order, proceeding, judgment or agreement adversely affecting the Seller’s use thereof. There is no Action or Claim pending, or, to the Seller’s Knowledge, threatened by or against the Seller or, to the Seller’s Knowledge, against any customer or licensee of the Seller concerning any Business Product or Business Intellectual Property. Seller has used reasonable efforts to maintain the confidentiality and value of all confidential information included in the Business Intellectual Property. To the extent that any material Intellectual Property has been conceived, developed or created for the Business by any other Person, the Seller has executed valid and enforceable written agreements with such Person with respect thereto transferring to the Seller the entire and unencumbered right, title and interest therein and thereto by operation of law or by valid written assignment.

(d) The operation of the Business does not, and has not in the last five years, infringe(d), misappropriate(d) or otherwise violate(d) the Intellectual Property rights of any other Person. There is no Action or Claim pending, or, to the Seller’s Knowledge, threatened against the Seller or any of its Affiliates concerning any of the foregoing, nor has the Seller or any of its Affiliates received any written notification that a license under any other Person’s Intellectual Property (other than licenses included in the Transferred IP Agreement) is or may be required to operate the Business. To the Seller’s Knowledge, none of the Transferred Intellectual Property is being infringed, misappropriated or otherwise violated by any other Person.

(e) Notwithstanding anything to the contrary contained in this Agreement, this Section 3.12 contains the sole and exclusive representations and warranties of the Seller regarding the infringement of Intellectual Property.

SECTION 3.13. Real Property.

(a) The Seller does not own any real property that is primarily used by the Seller in respect of the Business.

(b) Section 3.13(b) of the Disclosure Schedule lists: (i) the street address of each parcel of Leased Real Property, (ii) the identity of the lessor, to the Seller’s Knowledge, of each such parcel of Leased Real Property, (iii) the terms (referencing applicable renewal periods) and rental payment amounts (including all escalations) pertaining to each such parcel of Leased Real Property, and (iv) the current use of each such parcel of Leased Real Property.

(c) Except as described in Section 3.13(c) of the Disclosure Schedule, to the Seller’s Knowledge, there is no material violation of any Law (including any building, planning or zoning law) relating to any of the Leased Real Property. To the extent in the Seller’s actual possession, the Seller has made available to the Purchaser true, legible and complete copies of all the certificates of occupancy, environmental reports and audits, permits, other Encumbrances and other documents relating to or otherwise affecting the Leased Real Property, the operations of the Seller (as they relate to the Business) thereon or any other uses thereof. The Seller is in peaceful and undisturbed possession of each parcel of Leased Real Property, and to the Seller’s Knowledge, there are no contractual or legal restrictions that preclude or restrict the ability to use the Leased Real Property for the purposes for which it is currently being used.

(d) Section 3.13(d) of the Disclosure Schedule sets forth a true and complete list of all Leases relating to the Leased Real Property and any and all ancillary documents (the “Ancillary Lease Documents”) pertaining thereto (including all amendments, modifications, supplements, exhibits, schedules, addenda and restatements thereto and thereof and all consents, including consents for alterations, assignments and sublets, documents recording variations, memoranda of lease, rights of expansion, extension, first refusal and first offer and evidence of commencement dates and expiration dates). With respect to each of such Leases, neither the Seller has exercised or given any notice of exercise of, nor has any lessor or landlord exercised or received any notice of exercise by the Seller of, any option, right of first offer or right of first refusal contained in any such Lease, including any such option or right pertaining to purchase, expansion, renewal, extension or relocation that will be consummated after the date of this Agreement (collectively, “Options”).

(e) To the Seller’s Knowledge, there are no condemnation proceedings or eminent domain proceedings of any kind pending or threatened against the Leased Real Property.

(f) (i) All the Leased Real Property is occupied under a valid and current certificate of occupancy or similar permit, (ii) the transactions contemplated by this Agreement and the Ancillary Agreements will not require the issuance of any new or amended certificate of occupancy, and (iii) subject to the receipt of any necessary landlord consents to the actions contemplated by this Agreement, there are no facts that would prevent the Leased Real Property from being occupied by the Purchaser after the Closing in the same manner as occupied by the Seller immediately prior to the Closing.

(g) All improvements on the Leased Real Property constructed by or on behalf of the Seller or, to the Seller’s Knowledge, constructed by or on behalf of any other Person, were constructed in material compliance with all applicable Laws affecting such Leased Real Property and wholly within the lot limits of such Leased Real Property.

(h) No improvements on the Leased Real Property and none of the current uses and conditions thereof violate any Encumbrance, applicable deed restrictions or other applicable covenants, restrictions, agreements, existing site plan approvals, zoning or subdivision regulations or urban redevelopment plans as modified by any duly issued variances, and no permits, licenses or certificates pertaining to the lease or operation of all improvements on the Leased Real Property, other than those which are transferable with the Leased Real Property, are required by any Governmental Authority having jurisdiction over the Leased Real Property.

(i) The rent set forth in each Lease of the Leased Real Property (as increased according to rent increase schedules or increases pursuant to indexes set forth in such Leases) is the actual rental being paid, and there are no separate agreements or understandings with respect to the same.

SECTION 3.14. Tangible Personal Property.

(a) Section 3.14(a) of the Disclosure Schedule lists each item or distinct group of machinery, equipment, tools, supplies, furniture, fixtures, personalty, vehicles, rolling stock, IT assets (including telephones and computers) and other tangible personal property, excluding software used in the Business (the “Tangible Personal Property”).

(b) Section 3.14(b) of the Disclosure Schedule sets forth a true and complete list of all contracts, agreements, Leases for and relating to Tangible Personal Property (the “Tangible Personal Property Agreements”) and any and all material ancillary documents pertaining thereto (including all amendments, consents and evidence of commencement dates and expiration dates).

(c) The Seller is not in default under any of the Leases to which Seller is a party pertaining to the Tangible Personal Property and Seller has the full right to exercise any renewal options contained in such Leases on the terms and conditions contained therein and upon due exercise would be entitled to enjoy the use of each item of leased Tangible Personal Property for the full term of such renewal options, subject to the terms of each lease. Except as described in Section 3.14(c) of the Disclosure Schedule, the Seller has the full right to assign to the Purchaser each Lease to which Seller is a party pertaining to the Tangible Personal Property on the terms and conditions contained therein.

SECTION 3.15. Assets.

(a) The Seller owns, licenses, leases or has the legal right to use all the properties and assets, including the Business Intellectual Property, the Transferred IP Agreements, the Leased Real Property and the Tangible Personal Property, constituting the Purchased Assets, and, with respect to contract rights, is a party to, enjoys the right to the benefits of all Contracts and other arrangements used or intended to be used by the Seller (as such relate to the Business) or in or relating to the conduct of the Business, all of which properties, assets and rights constitute Purchased Assets except for the Excluded Assets. Except as set forth in Section 3.15(a) of the Disclosure Schedule, the Seller has good and marketable title to, or, in the case of leased Purchased Assets, valid and subsisting leasehold interests in, all the Purchased Assets, free and clear of all Encumbrances, except Permitted Encumbrances.

(b) Except for services to be provided under the licenses granted under Section 5.06 and Section 2.01 of the Disclosure Schedule, the Purchased Assets constitute all the material properties, assets and rights forming a part of, used, held or intended to be used in, and all such material properties, assets and rights as are necessary in the conduct of, the Business and to generate the Business Income. The Purchased Assets, together with the licenses granted under Section 5.06, are sufficient to conduct the Business in substantially the same manner as currently conducted, including to provide all material services required to be provided under the Customer Contracts. The Seller has caused the Purchased Assets to be maintained in accordance with good business practice, and all the Purchased Assets are in good operating condition and repair and are suitable for the purposes for which they are used and intended to be used.

(c) Except as set forth in Sections 3.02, 3.11(b), 3.14(c), 3.15(a), Section 2.01 of the Disclosure Schedule and 3.15(c) of the Disclosure Schedule, the Seller has the complete and unrestricted power and unqualified right to sell, assign, transfer, convey and deliver the Purchased Assets to the Purchaser without any material penalty or other material adverse consequences. Except as set forth in Section 5.04(d) and Section 5.04(e), following the consummation of the transactions contemplated by this Agreement and the execution of the instruments of transfer contemplated by this Agreement, the Purchaser will own, with good, valid and marketable title, or lease, under valid and subsisting Leases, or otherwise acquire the interests of the Seller in the Purchased Assets, free and clear of any Encumbrances, other than Permitted Encumbrances, and without incurring any material penalty or other material adverse consequence, including any material increase in rentals, royalties, or license or other fees imposed as a result of, or arising from, the consummation of the transactions contemplated by this Agreement.

SECTION 3.16. Customer Contracts.

(a) Section 3.16 of the Disclosure Schedule sets forth (i) the names of the Customers (by revenue) of the Business for the twelve-month period ended December 31, 2015 and the three month period ended March 31, 2016 and (ii) all Customer Contracts in respect of all of the Customers in effect as of the date hereof. Other than the AT&T Contracts, Seller and its Subsidiaries have not entered into any Contracts with AT&T to provide any services related to the Business.

(b) As of the date hereof, other than as set forth on Section 3.16(b)(i) of the Disclosure Schedule, (i) the Seller has not received any written notice of, and, to the Seller’s Knowledge, no Customer listed in Section 3.16 of the Disclosure Schedule has ceased, or will cease, to use the products, equipment, goods or services of the Business, or has substantially reduced, or will substantially reduce, the use of such products, equipment, goods or services at any time and (ii) each Customer Contract listed in Section 3.16 of the Disclosure Schedule is valid and binding on the Seller or one its Subsidiaries, as the case may be, and, to Seller’s Knowledge, the counterparty thereto, and is in full force and effect, subject in each case to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity). As of the date hereof, none of the Seller or any of its Affiliates is in material breach of, or material default under, a Customer Contract to which it is a party. Section 3.16(b)(ii) of the Disclosure Schedule sets forth all currently outstanding warranty Claims in respect of the Customer Contracts listed in Section 3.16 of the Disclosure Schedule.

SECTION 3.17. Inventories. Subject to amounts reserved therefor in the Financial Statements, the values at which all Inventories are carried in the Financial Statements reflect the historical inventory valuation policy of the Seller of stating such Inventories at the lower of cost or market value in accordance with GAAP. Except as set forth in Section 3.17 of the Disclosure Schedule, the Seller has good and marketable title to the Inventories free and clear of all Encumbrances. The Inventories do not consist of any items held on consignment. The Seller is not under any obligation or Liability with respect to accepting returns of Inventory in the possession of its customers other than in the ordinary course of business consistent with past practice. Section 3.17 of the Disclosure Schedule contains a complete list of the addresses of all warehouses and other facilities in which the Inventories are located. The Inventories are in good and merchantable condition in all material respects and are suitable and usable for the purposes for which they are intended.

SECTION 3.18. Employee Benefit Matters.

(a) Plans and Material Documents. Section 3.18(a) of the Disclosure Schedule lists (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance, retention, or other similar contracts or agreements, to which the Seller or any of its Affiliates is a party, with respect to which the Seller or any of its Affiliates has any obligation or which are maintained, contributed to or sponsored by the Seller or any of its Affiliates for the benefit of any current or former employee, officer or director of the Seller who performs or performed services primarily with the Business, (ii) employee benefit plans for which the Seller could incur Liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, and (iii) employee benefit plans in respect of which the Seller could incur Liability under Section 4212(c) of ERISA (collectively, the “Plans”). Seller has furnished or made available to the Purchaser a complete and accurate copy of each Plan (or a written description if the Plan is not in writing), including a copy of (v) each trust or other funding arrangement, (w) each summary plan description and summary of material modifications, (x) the most recently filed IRS Form 5500 including all schedules thereto, (y) the most recently received IRS determination letter for each such Plan, and (z) the most recently prepared actuarial report and financial statement in connection with each such Plan. Neither the Seller nor any of its Affiliates has any express or implied commitment, (1) to create, incur liability with respect to, or cause to exist, any other employee benefit plan, program or arrangement, (2) to enter into any contract or agreement to provide compensation or benefits to any individual, or (3) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by applicable Law.

(b) Absence of Certain Types of Plans. No plan is, and the Seller and its ERISA Affiliates have never sponsored, maintained or contributed to any Plan that is, (i) subject to Title IV of ERISA, (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or (iii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which any Seller or any ERISA Affiliate could incur Liability under Section 4063 or 4064 of ERISA.

(c) Absence of Certain Liabilities and Events. Neither the Seller nor its ERISA Affiliates has incurred any Liability under, arising out of or by operation of Title IV of ERISA, and no fact or event exists that could reasonably give rise to any such Liability. No complete or partial termination has occurred within the five years preceding the date hereof with respect to any Plan subject to Title IV of ERISA or any other plan of any ERISA Affiliate that could reasonably result in Liability to the Purchaser under applicable Law. No reportable event (within the meaning of Section 4043 of ERISA) has occurred or is reasonably expected to occur with respect to any Plan subject to Title IV of ERISA.

SECTION 3.19. Labor and Employment Matters. Except as set forth on Section 3.19 of the Disclosure Schedule, (a) the Seller is not, or ever has been, a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Seller in connection with the Business, and currently there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit which could affect the Business; (b) there are no strikes, slowdowns or work stoppages pending or, to the Seller’s Knowledge, threatened between the Seller and any of its employees employed in connection with the Business, and the Seller has never experienced any such controversy, strike, slowdown or work stoppage within the past five years; (c) there are no unfair labor practice complaints pending against the Seller before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving employees of the Seller; (d) the Seller is currently in compliance with all applicable Laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of taxes; (e) there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or threatened before any Governmental Authority with respect to any Persons currently or formerly employed by the Seller in connection with the Business; (f) there is no charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Seller has employed or currently employs any Person in connection with the Business; and (g) neither the Seller nor any of its Affiliates has misclassified any person as an independent contractor, temporary employee, leased employee, volunteer or any other servant or agent compensated other than through reportable wages as an employee of the Business (each a “Contingent Worker”) and no Contingent Worker has been improperly excluded from any Plan.

SECTION 3.20. Employees.

(a) Section 3.20(a) of the Disclosure Schedule lists the name, place of employment, the current hourly wage or annual salary rates, target bonuses, deferred or contingent compensation rights, pension entitlements, accrued vacation, “golden parachute” and other like benefits paid or payable (in cash or otherwise) in the fiscal years ended 2014 and 2015, the date of commencement of employment with the Seller and position title of each current employee of the Seller who is primarily employed in connection with the Business (the “Business Employees”).

(b) Section 3.20(b) of the Disclosure Schedule lists the name, place of service, current compensation rate, date of commencement of service with the Seller and position title for each current consultant or agent of the Seller who is retained in connection with the Business (the “Business Service Providers”).

(c) Section 3.20(c) of the Disclosure Schedule sets forth any Contracts between the Seller or any of its Affiliates and any Business Employee or Business Service Provider, including any Contracts or agreements relating to the sale of the Purchased Assets.

SECTION 3.21. Certain Interests. Except as set forth in Section 3.21 of the Disclosure Schedule, there are no Contracts between the Seller in respect of the Business, on the one hand, and any officer, director or Affiliate of the Seller or, to the Seller’s Knowledge, any immediate family members of the foregoing, on the other hand.

SECTION 3.22. Taxes. (a) All material Tax Returns required to be filed by or with respect to the Seller, the Purchased Assets or the Business have been timely filed; (b) all Taxes shown on such Tax Returns have been timely paid; (c) all such Tax Returns are true, correct and complete in all material respects; (d) no adjustment relating to such Tax Returns has been proposed by any Governmental Authority and, to the Seller’s Knowledge, no basis exists for any such adjustment; (e) there are no pending or, to Seller’s Knowledge, threatened Actions for the assessment or collection of Taxes against the Seller, the Purchased Assets or the Business; (f) there are no Tax liens on any of the Purchased Assets other than Permitted Encumbrances; (g) there are no requests for information issued by a Governmental Authority outstanding that could affect the Taxes relating to the Business; (h) the Seller has not received any notice or inquiry from any jurisdiction where the Seller does not currently file Tax Returns to the effect that such filings may be required with respect to the Business or that the Business may otherwise be subject to taxation by such jurisdiction; (i) the Seller has properly and timely withheld, collected or deposited all material amounts required to be withheld, collected or deposited in respect of Taxes and timely and properly paid all such amounts to the appropriate Governmental Authority; (j) there are no Tax investigations, inquiries or audits by any Governmental Authority in progress relating to the Purchased Assets or the Business, nor has the Seller received any written notice indicating that a Governmental Authority intends to conduct such an audit or investigation; and (k) the Seller has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

SECTION 3.23. Insurance.

(a) All material assets, properties and risks of the Seller (relating to the Business) are, and for the past five years have been, covered by valid and, except for insurance policies that have expired under their terms in the ordinary course, currently effective insurance policies or binders of insurance (including general liability insurance, property insurance and workers’ compensation insurance) issued in favor of the Seller with responsible insurance companies, in such types and amounts and covering such risks as are consistent with customary practices and standards of companies engaged in businesses and operations similar to those of the Seller.

(b) To the Seller’s Knowledge, there have been no Claims that seek damages in excess of $50,000 for which coverage has been denied by any of the Seller’s insurance companies.

SECTION 3.24. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Ancillary Agreements based upon arrangements made by or on behalf of the Seller.

SECTION 3.25. Solvency. The Seller is not entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors. As of the Closing and immediately after giving effect to the transactions contemplated by this Agreement (including any financing arrangements entered into in connection therewith), the Seller will be solvent in that (i) the fair value of the Seller’s assets exceeds the Seller’s aggregate Liabilities (including contingent Liabilities), (ii) the Seller will not have an unreasonably small amount of capital and (iii) the Seller will be able to pay its Liabilities as they mature or become due. The Seller has no plan or intention to make any voluntary filing or institute proceedings under the Bankruptcy Code or any other Law relating to liquidation, bankruptcy, conservatorship, moratorium, insolvency, receivership, reorganization or similar debtor relief Laws or make any voluntary assignment for the benefit of creditors.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF THE PURCHASER

As an inducement to the Seller to enter into this Agreement, the Purchaser hereby represents and warrants to the Seller as follows:

SECTION 4.01. Organization and Authority of the Purchaser. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of Florida and the Purchaser has all necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it is or will be a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Purchaser of this Agreement and the Ancillary Agreements to which it is a party, the performance of the Purchaser of its obligations hereunder and thereunder and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Purchaser. This Agreement has been, and the Ancillary Agreements to which the Purchaser is a party shall have been, duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the other parties hereto) this Agreement constitutes, and upon their execution and delivery the Ancillary Agreements to which the Purchaser is a party shall constitute, legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its respective terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting creditors’ rights and remedies generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at Law or in equity).

SECTION 4.02. No Conflict. Assuming compliance with the pre-merger notification and waiting period requirements of the HSR Act and the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 4.03, except as may result from any facts or circumstances relating solely to the Seller, the execution, delivery and performance by the Purchaser of this Agreement and the Ancillary Agreements to which it is a party do not (a) violate, conflict with or result in the breach of any provision of the articles of incorporation or bylaws of the Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser, or (c) conflict with, or result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any Contract, license, permit, franchise or other instrument or arrangement to which the Purchaser is a party, which would adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement or the Ancillary Agreements.

SECTION 4.03. Governmental Consents and Approvals. The execution, delivery and performance by the Purchaser of this Agreement and each Ancillary Agreement to which it is a party do not require any consent, approval, authorization or other order of, action by, filing with, or notification to any Governmental Authority.

SECTION 4.04. Financing. As of the Closing Date, the Purchaser will have all funds necessary to consummate all the transactions contemplated by this Agreement and the Ancillary Agreements.

SECTION 4.05. Litigation. No Action by or against the Purchaser is pending or, to the best knowledge of the Purchaser after due inquiry, threatened, which could affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby.

SECTION 4.06. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01. Conduct of Business Prior to the Closing. The Seller covenants and agrees that, except as described in Section 5.01 of the Disclosure Schedule, from the date hereof until the earlier of the time of the Closing and the termination of this Agreement pursuant to Article X, it will conduct the Business in the ordinary course and consistent with prior practice. Without limiting the generality of the foregoing, except as described in Section 5.01 of the Disclosure Schedule, the Seller shall (i) continue its advertising and promotional activities, and pricing and purchasing policies, in accordance with past practice; (ii) not shorten or lengthen the customary payment cycles for any of its payables or receivables; (iii) use its reasonable best efforts to (A) preserve intact the business organization of their Business (B) continue in full force and effect without material modification all existing policies or binders of insurance currently maintained in respect of the Business, and (C) preserve its current relationships with its employees, customers, suppliers and other persons with which it has had significant business relationships; (iv) exercise any rights of renewal pursuant to the terms of any of the leases or subleases set forth in Section 3.13(b) of the Disclosure Schedule which by their terms would otherwise expire; (v) not engage in any practice, take any action, fail to take any action or enter into any transaction which could cause any representation or warranty of the Seller to be untrue in any material respect or result in a material breach of any covenant made by the Seller in this Agreement and (vi) without the prior written consent of the Purchaser (not to be unreasonably withheld, conditioned or delayed), with respect to the Business, take any action of the type specified in the second sentence of Section 3.07.

SECTION 5.02. Access to Information.

(a) From the date hereof until the Closing, upon reasonable notice, the Seller shall cause is officers, employees, agents, representatives, accountants and counsel, and to the extent a Subsidiary is engaged in the operation of the Business, shall cause such Subsidiary’s officers, directors, employees, agents, representatives, accountants and counsel to: (i) afford the officers, employees, agents, accountants, counsel, financing sources and representatives of the Purchaser reasonable access, during normal business hours, under reasonable circumstances and at mutually agreed locations, to the offices, properties, plants, other facilities, books and records of the Business and the Purchased Assets and to those officers, employees, agents, accountants and counsel of the Seller or its Subsidiaries who have knowledge relating to the Business and the Purchased Assets (ii) furnish to the officers, employees, agents, accountants, counsel, financing sources and representatives of the Purchaser such additional financial and operating data and other information (to the extent in the possession of the Seller or any Subsidiary) regarding the Business and the Purchased Assets (or legible copies thereof) as the Purchaser may from time to time reasonably request. Notwithstanding anything to the contrary in this Agreement, the Seller shall not be required to provide any such access or disclose any such information to the Purchaser or any such other person if such disclosure would, in the Seller’s discretion (after consultation with outside counsel), (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Laws. Nothing contained in this Agreement shall be construed to give to the Purchaser, directly or indirectly, any rights to control or direct the operations of the Seller or Subsidiary in respect of the Business prior to the Closing Date.

(b) In order to facilitate the resolution of any claims made against or incurred by the Seller prior to the Closing, for a period of five years after the Closing, the Purchaser shall (i) retain the books and records relating to the Business relating to periods prior to the Closing and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of the Seller reasonable access (including the right to make, at the Seller’s expense, photocopies), during normal business hours, to such books and records.

(c) In order to facilitate the resolution of any Claims made by or against or incurred by the Purchaser after the Closing or for any other reasonable purpose, for a period of five years following the Closing, the Seller shall (i) retain the books and records of the Seller which relate to the Business and its operations for periods prior to the Closing and which shall not otherwise have been delivered to the Purchaser, and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of the Purchaser reasonable access (including the right to make photocopies, at the Purchaser’s expense), during normal business hours, to such books and records.

(d) At or promptly following the Closing, the Seller shall provide to the Purchaser all materials that were made available in the virtual data room or the physical data room, as the case may be, in connection with the Purchaser’s evaluation of the transactions contemplated by this Agreement, including electronic copies of any lists or summaries prepared with respect to such materials.

(e) Between the date hereof and the Closing, the Seller shall use its reasonable best efforts, in cooperation with the Purchaser, in establishing a process whereby Cash received with respect to Receivables include in the Purchased Assets is directed to bank accounts of the Purchaser.

SECTION 5.03. Confidentiality. The Parties acknowledge and agree that (i) the Non-Disclosure Agreement remains in full force and effect and (ii) the Non-Disclosure Agreement shall terminate and be of no further force and effect from and after the Closing. From and after the Closing and until the fifth anniversary of the Closing, the Seller shall, and shall cause its Affiliates to, hold, and shall use its reasonable best efforts to cause its representatives to, hold in confidence any and all non-public or otherwise Confidential Information, whether written or oral, exclusively related to the Business and the Purchaser. For purposes of this Section 5.03, “Confidential Information” shall mean all non-public information relating to assets, Liabilities, trade secrets, processes, patent applications (unless or until publication), product development, customer and supplier lists, pricing and marketing plans, policies and strategies, details of Customer contracts, operations methods, business acquisition plans, new personnel acquisition plans, employees and other service providers, and all other confidential or proprietary information used exclusively in the Business. In the event that the Seller or any such agent, representative, Affiliate, employee, officer or director becomes legally compelled to disclose any such Confidential Information, the Seller shall provide notice to the Purchaser in writing and consult with the Purchaser regarding the disclosure of such information and use its reasonable best efforts to obtain any appropriate protective order, at the Purchaser’s cost, or other reasonable assurance that confidential treatment will be accorded such information. In the event that such protective order or other remedy is not obtained, or the Purchaser waives compliance with this Section 5.03, the Seller shall furnish only that portion of such Confidential Information which, in the opinion of the Seller’s counsel (which may include in-house counsel), is legally required to be provided and exercise its reasonable best efforts to obtain assurances that confidential treatment will be accorded such information. This Section 5.03 shall not apply to any information that, at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement by the Seller or any of its agents, representatives, Affiliates, employees, officers or directors. In addition, with respect to Intellectual Property, any combination of features shall not be deemed to be within the foregoing exception merely because the individual features are in the public domain unless the combination itself and its principle of operation are in the public domain or would be reasonably understood by one skilled in the applicable art.

SECTION 5.04. Regulatory and Other Authorizations; Notices and Consents.

(a) Each of the Purchaser and the Seller shall use its reasonable best efforts to obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Ancillary Agreements and will reasonably cooperate with the other party in promptly seeking to obtain all such authorizations, consents, orders and approvals. On May 20, 2016, each Party filed its Notification and Report Form required under the HSR Act with respect to the transactions contemplated by this Agreement. Each such party shall supply as promptly as reasonably practicable to the appropriate

Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act. Notwithstanding the foregoing, this Agreement shall not obligate the Purchaser or any of its Affiliates to make any sale, divestiture, license or other disposition of the assets, properties or businesses of the Purchaser or any of its Affiliates or of the assets, properties, businesses to be acquired pursuant hereto or otherwise take any action that limits the freedom of action with respect to, or its ability to retain, any of the businesses, product lines or assets of the Purchaser and its Affiliates or those that the Purchaser is acquiring pursuant to this Agreement. The Seller, the Purchaser and their respective Affiliates shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated hereby, except with the prior written consent of the other parties hereto (which consent shall not be unreasonably withheld).

(b) Between the date hereof and the Closing, the Seller shall use its reasonable best efforts to obtain the consent or approval of all third parties necessary or desirable in connection with the transactions contemplated by this Agreement, including (i) any such consents and approvals to the assignment of any Contracts, including Customer Contracts and any Contracts set forth on Section 3.02 of the Disclosure Schedule and (ii) the amendment of each AT&T Contract to extend the term of each such contract until August 31, 2020.

(c) The Purchaser shall cooperate and use its reasonable efforts to assist the Seller in obtaining such consents and amendments; provided, however, that the Purchaser shall have no obligation to give any guarantee or other consideration of any nature in connection with any such consent or amendment or to consent to any change in the terms of any Contract.

(d) The Seller and the Purchaser agree that, in the event that any consent, approval or authorization necessary or desirable in order to facilitate the operation of the Business or to preserve any right or benefit under any Contract to which the Seller is a party in respect of the Business is not obtained prior to the Closing, the Seller will, subsequent to the Closing, cooperate with the Purchaser in attempting to obtain such consent, approval or authorization as promptly thereafter as practicable; provided, however, that other than in respect of a failure to comply with its obligations under this Agreement, including this Section 5.04, the Seller shall have no Liability for the failure to obtain any consent, approval or authorization prior to or after the Closing. If any Purchased Asset or Assumed Liability is not able to be transferred to the Purchaser except with the consent of any third party and such consent has not been obtained by the Closing Date, (i) the transfer of such Purchased Asset or Assumed Liability shall not be effective as of the Closing Date, but rather such Purchased Asset or Assumed Liability shall be transferred to the Purchaser only upon such time as such consent has been obtained, (ii) each Party shall, and shall cause its Affiliates to, use reasonable best efforts and cooperate with the other Party to obtain such consent as soon as practicable after the Closing Date, and (iii) except with respect to any Customer Contract (which shall be governed exclusively by Section 5.04(e)), to the extent permitted under any relevant underlying Contract, the Seller shall deliver or remit to the Purchaser all economic benefit of such Purchased Asset or Assumed Liability and the Purchaser shall perform the Seller’s commercial obligations relating to such Purchased Asset or Assumed Liability until such time as such Purchased Asset or Assumed Liability may be assigned to Purchaser pursuant to the foregoing clause (i). For the avoidance of doubt, if any Contract included in the Purchased Assets cannot be assigned by the Seller to the Purchaser at the Closing and the Purchaser cannot otherwise obtain the benefits of such Contract pursuant to this Section 5.04, the Purchaser shall not assume, or have any Liability in respect of, such Contract.

(e) The Seller and the Purchaser agree that if any consent, approval or authorization necessary to effect the transfer of a Customer Contract cannot be obtained with respect to such Customer Contract, the Seller and its Affiliates shall to the extent permitted, subcontract to the Purchaser the performance of any such Customer Contract, in which case (A) the Purchaser shall satisfy all obligations of the Seller and its Affiliates under such Customer Contract, (B) the Seller and its Affiliates shall promptly pay, assign and remit to the Purchaser all cash and other consideration received by the Seller and its Affiliates in respect of such obligations satisfied by the Purchaser, and (C) from and after the Closing, the Purchaser shall indemnify the Seller and its representatives for any and all Losses incurred in connection with the Purchaser’s performance of (or as a result of the failure of the Purchaser to perform) such obligations. For the avoidance of doubt, the foregoing shall not limit the closing condition set forth in Section 8.02(f)(i).

SECTION 5.05. Use of the Intellectual Property.

(a) From and after the Closing, neither the Seller nor its Affiliates shall use, license or permit any third party to use any of the Transferred Intellectual Property.

(b) Seller agrees that Purchaser and its Affiliates shall have the right after the Closing to use any information that is retained by the New Employees in their unaided memory (including general ideas, concepts, know-how or techniques contained therein).

SECTION 5.06. Retained Names and Marks. Seller hereby grants, on behalf of itself and its Affiliates, a worldwide, irrevocable, non-exclusive, royalty-free, fully paid-up license to Purchaser and its Affiliates to use the names “Goodman Networks” and “Goodman Networks – Network Knowledge Delivered,” together with all variations thereof and all Trademarks and other identifiers of source containing, incorporating or associated with any of the foregoing (the “Retained Names and Marks”) solely to use all of the existing stocks of (i) signs and vehicles included in the Purchased Assets upon which the Retained Names and Marks appear as of the Closing Date for a period of four months after the Closing Date and (ii) letterheads, invoice stock, advertisements and promotional materials, inventory and other documents and materials included in the Purchased Assets upon which the Retained Names and Marks appear as of the Closing Date for a period of two months after the Closing Date.

SECTION 5.07. License Under Retained Intellectual Property. Effective as of the Closing Date, and subject to the terms of any existing Contracts to which Seller or any of its Affiliates is a party, Seller hereby grants, on behalf of itself and its Affiliates, a perpetual, worldwide, non-exclusive, irrevocable, transferable, sublicenseable, royalty-free, fully paid-up license to Purchaser, its Affiliates and its and their employees, contractors, successors and assigns (collectively, the “Purchaser Licensees”) in, to and under any and all Intellectual Property that is used by Seller or any of its Affiliates in connection with the operation of the Business (other than the Business Intellectual Property) and owned by Seller or its Affiliates as of the Closing Date (the “Retained Intellectual Property”), to use the Retained Intellectual Property solely in connection with the continued operation of the Business following the Closing. The foregoing license includes the right for the Purchaser Licensees to make, and have made on their behalf, copies, modifications, enhancements, derivative works and improvements (“Improvements”) to the Retained Intellectual Property, and as between the parties to this Agreement, any and all such Improvements shall be owned by Purchaser without any duty of disclosure or accounting to Seller or its Affiliates.

SECTION 5.08. Exclusivity. From the date hereof until the earlier of (i) the Closing or (ii) the termination of this Agreement, neither the Seller nor any of its Affiliates, nor any of its or their respective officers, employees, directors, agents or other representatives will (a) solicit, initiate, encourage or accept any other inquiries, proposals or offers from any Person (x) relating to any acquisition or purchase of all or any portion of the Business or the Purchased Assets, including any acquisition or purchase of the capital stock of the Seller resulting in a change of control of the Seller or any of the Subsidiaries of the Seller engaged in the Business, (y) to enter into any merger, recapitalization, reorganization, joint venture or other business combination with respect to the Seller or the Business or (z) to enter into any other extraordinary business transaction involving or otherwise relating to the Business (any of the transactions described in clauses (x), (y) or (z), a “Business Combination”) or (b) participate in any discussions, conversations, negotiations or other communications with any other Person regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing. Notwithstanding the foregoing, from the date hereof until the earlier of (i) the Closing or (ii) the termination of this Agreement, the Seller may (i) have discussions with the holders of its Senior Secured Notes and implement restructuring options of the Senior Secured Notes, including exchanging equity or equity derivatives for principal or interest so long as it does not result in a change of control of the Seller and (ii) participate in discussions, conversations, negotiations or other communications regarding the potential or actual sale of the field services and professional services portions of the Excluded Business of the Seller.

SECTION 5.09. Non-Competition.

(a) For a period commencing on the Closing Date and ending on the later of the fourth anniversary thereof and the date to which the AT&T Contracts are extended, which extension date shall not go beyond August 31, 2020 (the “Restricted Period”), the Seller shall not, and shall cause its Subsidiaries and Affiliates not to, directly or indirectly, (i) engage in or carry on the Business, (ii) engage in, carry on or provide the Wireline Services to any Person in the United States or Canada (other than the specific exclusions to Wireline Services described in clauses (i), (ii), (iii) and (iv) in the definition of Wireline Services contained herein), (iii) engage in, carry on or provide the Wireless Services to AT&T in the United States or Canada or (iv) engage in, carry on or provide the Small Cell Wireless Services to AT&T in the Geographic Area; provided, however, that, for the purposes of this Section 5.09(a), ownership by the Seller or its Affiliates of securities having less than five percent of the outstanding voting power of any competitor which are listed on any national securities exchange shall not be deemed to be in violation of this Section 5.09(a). For purposes of this Section 5.09(a), the term “engages in”

shall encompass and include, without limitation, owning an interest in, managing, operating, joining, controlling, lending money or rendering financial or other assistance to or participating in or being connected with a business, whether as an officer, employee, partner, shareholder, member, consultant or otherwise, and whether the activity is performed or occurs directly or indirectly. For a period commencing on the Closing Date and ending on the second anniversary thereof, the Seller shall not, and shall cause its Subsidiaries and Affiliates not to, directly or indirectly, engage in or carry on the business of providing home and business installation/maintenance services for multi-system cable operators. For the avoidance of doubt, nothing in this Section 5.09(a) shall prevent the Seller, its Subsidiaries and Affiliates from engaging in or carrying on the Excluded Business.

(b) For the avoidance of doubt, and as a separate and independent covenant, during the Restricted Period, the Seller shall not, and shall use its reasonable efforts to ensure that none of its Affiliates, Solicit Customers of the Business to modify, reduce or terminate their business or relationship with the Purchaser or any of its Affiliates, or become a customer of the Seller or any of its Affiliates with respect to the Business. For purposes of this Section 5.09 and Section 5.10, “Solicit” means any direct or indirect communication of any kind whatsoever, regardless of by whom initiated, inviting, advising, encouraging or requesting any Person, in any manner, to take or refrain from taking any action.

(c) As a separate and independent covenant, Seller shall not, and shall cause its Affiliates not to, during the Restricted Period, take any preparatory steps toward engaging in the activities prohibited by the first sentence of Section 5.09(a) herein. For purposes of this Section 5.09, “Preparatory Steps” means meeting or communicating with any potential customers regarding entry into the Business.

(d) The Restricted Period shall be extended by the length of any period during which the Seller or any of its Affiliates is in breach of the terms of this Section 5.09. The Seller acknowledges that (i) the covenants of the Seller set forth in this Section 5.09 and Section 5.10 are an essential element of this Agreement and that, but for the agreement of the Seller to comply with these covenants, the Purchaser would not have entered into this Agreement, (ii) this Section 5.09 and Section 5.10 constitute independent covenants that shall not be affected by performance or nonperformance of any other provision of this Agreement by the Purchaser and (iii) the covenants set forth in this Section 5.09 and Section 5.10 are reasonable (with respect to scope, duration and otherwise) and are necessary to protect and preserve the Business. Moreover, the Seller agrees that if the scope of any covenant set forth in this Section 5.09 or Section 5.10 shall be held to be too broad to be enforceable under Delaware law, then such covenant shall only be enforceable to the extent allowed under Delaware law and any unenforceable part of such covenant shall be deemed not to be contained in such covenant.

(e) If the Seller sells all or substantially all of its assets in a transaction or series of related transactions it shall make provision for the purchaser of such assets to assume all of the Seller’s obligations under this Section 5.09; provided, that the foregoing shall not restrict any purchaser of such assets of the Seller from engaging in any line of business in which such purchaser was engaged prior to the acquisition of such assets.

SECTION 5.10. Employee Non-Solicitation; No Hire. During the Restricted Period, the Seller shall not, and shall use its reasonable efforts to ensure that none of its Affiliates, solicit for employment or hire any individuals (i) who are (at any time from the date of this Agreement until the third anniversary of the Closing Date) (a) New Employees engaged in the operation of the Business at the manager level or above or, with respect to tower crews, at the supervisor or foreman level or above or (b) employees of the Purchaser engaged in the operation of the Business at the foreman or supervisor level or above or (ii) who are employees of the Purchaser or an Affiliate of the Purchaser with whom the Seller first came into contact in connection with the negotiation of this Agreement or the consummation of the transactions contemplated hereby; provided, however, (i) that the foregoing will not prohibit a general solicitation to the public of general advertising and the related hiring from such general solicitation and (ii) that the restrictions in this Section 5.10 shall not apply to the hiring of a person who has not been so employed for the past six month and who was not solicited by the Seller or any of its Affiliates in violation of this Section 5.10 prior to termination of his or her employment.

SECTION 5.11. Bulk Transfer Laws. Each of the Purchaser and the Seller hereby waives compliance by the other party with any applicable bulk sale or bulk transfer laws of any jurisdiction in connection with the sale of the Purchased Assets to the Purchaser (other than any obligations of a Seller with respect to the application of the proceeds therefrom). Pursuant to Article IX, the Seller has agreed to indemnify the Purchaser against any and all Liabilities (including any Liabilities for Taxes of the Seller as a transferee or otherwise) which may be asserted by third parties against the Purchaser as a result of any noncompliance by the Purchaser and the Seller with any such law.

SECTION 5.12. Further Action.

(a) Each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and the Ancillary Agreements to which it is a party and consummate and make effective the transactions contemplated hereby and thereby, including taking such actions as are reasonably necessary to expeditiously satisfy the closing conditions set forth in Article VIII.

(b) Notwithstanding the provisions of Section 2.01, the Seller acknowledges and agrees that certain assets that constitute Purchased Assets may not have been transferred to the Purchaser pursuant to this Agreement. If, following the Closing, the Seller or the Purchaser determines, acting reasonably and in good faith, that any Purchased Assets were not so transferred, the parties agree to cooperate to transfer such Purchased Assets to the Purchaser without payment of any further consideration.

(c) The Seller agrees that it shall forward or remit promptly (and in no event later than two Business Days after receipt) to the Purchaser any payment or the amount of any payment, as the case may be, relating to a Purchased Asset or the Business received by the Seller after the Closing and related to the Purchased Assets or the Business after the Closing, and shall forward any other document pertaining to any such payment received after the Closing. The Purchaser agrees that it shall forward or remit promptly (and in no event later than two Business Days after receipt) to the Seller any payment or the amount of any payment, as the case may be, relating to a Purchased Asset or the Business received by the Purchaser after the Closing and related to the Purchased Assets or the Business prior to the Closing, and shall forward any other document pertaining to any such payment received after the Closing. Each such remittance shall be made by wire transfer in immediately available funds, pursuant to the applicable Party’s payment instructions (or such other method as the parties shall mutually agree if at any time the volume of remittances no longer justifies use of wire transfer).

SECTION 5.13. Leased Vehicles. To the extent the Seller is unable to assign the Leases related to the Leased Vehicles, the Purchaser shall have the option, at the Closing, to purchase each Leased Vehicle from the respective lessor of such Leased Vehicle for the applicable Buy-Out Amount. Upon such purchase, such lessor shall release the Seller, in form and substance reasonably satisfactory to the Seller, from all obligations with respect to the Leased Vehicles. Section 5.13 of the Disclosure Schedule sets forth, to the Seller’s Knowledge, the respective lessor’s estimated Buy-Out Amount for each Leased Vehicle as of a date on or about the applicable dates set forth in Section 5.13 of the Disclosure Schedule, subject to adjustments in connection with, among other things, final vehicle mileage determinations, applicable taxes and additional lease payments. All costs and expenses in connection with the actions described in this Section 5.13 (including payment of the applicable Buy-Out Amounts) shall be borne by the Purchaser.

SECTION 5.14. INTENTIONALLY OMITTED

SECTION 5.15. Transition Services. Between the date hereof and the Closing, the Purchaser and the Seller shall negotiate in good faith to enter into a transition services agreement (the “Transition Services Agreement”) to be effective on the Closing Date pursuant to which Seller will provide to the Purchaser or its Affiliates with respect to the Business the scope of services specified on Section 5.15 of the Disclosure Schedule and such other services as reasonably agreed by the parties hereto for the time periods specified on such schedule. The Purchaser and Seller shall negotiate in good faith the payment terms for such scope of services; provided that the payment terms shall reflect Seller’s actual cost to provide such services without any mark-up or allocation of corporate overhead or other similar costs.

SECTION 5.16. Katy Sublease Agreement. Between the date hereof and the Closing, the Seller will reasonably cooperate with the Purchaser and the applicable landlord in the negotiation of a subleasing arrangement (the “Katy Sublease Agreement”), in form and substance reasonably satisfactory to the Purchaser, between the Seller and the Purchaser in respect of the Leased Real Property located at 22220 Merchants Way, Suite 190, Katy, Texas (the “Katy Property”). The Purchaser’s rent under the Katy Sublease Agreement shall not exceed its pro rata share of the rent under the existing lease in respect of Katy Property based on the amount of space subleased to the Purchaser compared to the total space at the Katy Property.

SECTION 5.17. Facilities Access. In order to facilitate the removal of certain assets that constitute Purchased Assets therefrom, for 30 days following the Closing the Seller will provide the Purchaser with reasonable access, during normal business hours to the facilities of the Seller located at 4000B Royal Drive, Suite 300, Kennesaw, GA 30144; provided, however, that the Purchaser shall pay to the Seller a pro rata portion of the rent due under the lease for such property for each day of the 30 day period until the Purchased Assets have been removed.

SECTION 5.18. Noteholder Consent. In the event Seller commences the Exchange Offer with respect to the Senior Secured Notes or otherwise seeks to amend or restructure the Senior Secured Notes, including any consent solicitation (the “Notes Restructuring”), then Seller shall condition the consummation of the Exchange Offer or any Notes Restructuring on obtaining the Noteholder Consent and shall not waive such condition without the consent of the Purchaser, not to be unreasonably withheld. If the Seller obtains the Noteholder Consent, then the Purchaser shall agree to release the Indemnity Escrow Amount as set forth in Section 9.07(b).

SECTION 5.19. Employees. Within 10 Business Days of the date hereof, the Seller shall provide a list of (i) the name, place of employment, the current hourly wage or annual salary rates, target bonuses, deferred or contingent compensation rights, pension entitlements, accrued vacation, “golden parachute” and other like benefits paid or payable (in cash or otherwise) in the fiscal years ended 2014 and 2015, the date of commencement of employment with the Seller and position title of up to twenty additional current employees of the Seller who are primarily employed in connection with the Business and such employees shall constitute additional Business Employees. The aggregate monthly base compensation of all such additional Business Employees shall not exceed $150,000 and none of such additional Business Employees are party to any Contracts between the Seller or any of its Affiliates, including any Contracts or agreements relating to the sale of the Purchased Assets, or shall be entitled to any deferred or contingent compensation rights, pension entitlements, “golden parachute” or other like benefits payable after the Closing Date.

ARTICLE VI

EMPLOYEE MATTERS

SECTION 6.01. Offer of Employment. No later than 20 Business Days following the execution of this Agreement, the Purchaser shall make conditional offers of employment to all Business Employees, subject to the Purchaser’s established hiring and onboarding criteria (including, without limitation, applicable background checks, drug screening and verification of employment authorization). The Purchaser shall employ each of the Business Employees, effective as of the Closing, who satisfy the established hiring and onboarding criteria (each of such Business Employees who, as of the Closing, satisfies all of Purchaser’s established hiring and onboarding criteria and has accepted the Purchaser’s offer of employment, hereafter referred to as a “New Employee”). The Seller shall retain Liability for any and all severance or other termination-related costs, if any, with respect to Business Employees who do not become

New Employees. Once employed by the Purchaser, the New Employees will be eligible to participate in the Purchaser’s employee benefit plans on terms and conditions applicable to similarly-situated Purchaser employees. The medical, dental and health plans of the Purchaser applicable to each New Employee (x) shall not contain any exclusions for pre-existing conditions (other than conditions which barred coverage under the Seller’s corresponding plans), and (y) shall immediately, without any waiting period, cover as of Closing each New Employee who elects and is eligible for coverage under such plans. In addition, the Purchaser shall grant each New Employee full credit for all periods of employment with the Seller for eligibility, vesting and accrual purposes under the employee benefit plans of the Purchaser applicable to such New Employee (except that this sentence shall not obligate the Purchaser to grant benefit accrual service under any defined benefit pension plan for any period of employment occurring prior to the date of the Closing); provided, however, that such crediting of service shall not operate to duplicate any benefit to any such employee or the funding for any such benefit. All New Employees will be considered at-will employees.

SECTION 6.02. Employee Plans; Contributions for Periods Prior to Closing. As of the Closing, the Seller shall take all necessary and appropriate actions to terminate the participation of the New Employees under the Plans and the New Employees shall cease to accrue any additional benefits under the Plans. The Purchaser shall not be deemed a successor to any of the Plans. The Seller shall retain all assets and Liabilities under the Plans and shall remain obligated for all claims for benefits and benefit entitlements under the Plans.

SECTION 6.03. WARN. The Purchaser shall be responsible for any obligation with respect to the New Employees under the Worker Adjustment Retraining and Notification Act of 1988 and any applicable state or local equivalent arising or accruing after the Closing Date (collectively, “WARN”). The Seller shall be responsible for any such obligation arising or accruing under WARN on or before the Closing Date. The parties hereto agree to cooperate in good faith to determine whether any notification may be required under WARN as a result of the transactions contemplated by this Agreement.

SECTION 6.04. COBRA. The Seller shall be responsible for the administration of and shall retain any and all Liabilities for COBRA continuation coverage with respect to the New Employees and their dependents and beneficiaries for “qualifying events” occurring prior to and including the date on which the New Employee becomes a New Employee (for purposes of clarity, to the extent such New Employees are covered under a Plan providing for such COBRA continuation benefits), and the Purchaser shall be responsible for all obligations and Liabilities for COBRA continuation coverage for New Employees and their dependents and beneficiaries with respect to “qualifying events” occurring after the date on which the New Employee becomes a New Employee (for purposes of clarity, to the extent such New Employees are covered under a Plan providing for COBRA continuation benefits).

SECTION 6.05. Accrued Paid Time Off. The Seller shall, upon the Closing, make a payment to each New Employee in the amount of the value of his or her accrued but unused vacation days, sick days and other paid time off, if any, in each case less applicable Taxes.

ARTICLE VII

TAX MATTERS

SECTION 7.01. Tax Cooperation and Exchange of Information. The Seller and the Purchaser shall provide each other with such cooperation and information as either of them reasonably may request of the other in (a) filing any Tax Return, amended Tax Return or claim for refund relating to the Purchased Assets or the Business, (b) determining a Liability for Taxes or a right to a refund of Taxes relating to the Purchased Assets or the Business, (c) participating in or conducting any audit or other proceeding in respect of Taxes relating to the Purchased Assets or the Business, or (d) making representations to or furnishing information to parties subsequently desiring to purchase any part of the Purchased Assets or the Business from the Purchaser. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents in their possession relating to rulings or other determinations by Tax authorities. The Seller and the Purchaser shall make themselves (and their respective employees) available on a basis mutually convenient to all parties to provide explanations of any documents or information provided under this Section 7.01. Notwithstanding anything to the contrary in Section 5.01, the Seller shall retain all Tax Returns, schedules and work papers, records and other documents in its possession (or in the possession of its Affiliates) relating to Tax matters relevant to the Purchased Assets or the Business for any Straddle Period and for all prior taxable periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by the Purchaser in writing of such extensions for the respective Tax periods and (ii) six years following the due date (without extension) for such Tax Returns. After such time, before the Seller shall dispose of any such documents in its possession (or in the possession of its Affiliates), the Purchaser shall be given the opportunity, after 30 days’ prior written notice, to remove and retain all or any part of such documents as the Purchaser may select (at such the Purchaser’s expense). Any information obtained under this Section 7.01 shall be kept confidential in accordance with Section 5.03, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

SECTION 7.02. Conveyance Taxes. All Conveyance Taxes incurred as a result of the transactions contemplated hereby shall be paid equally by Purchaser and the Seller. The Party required to do so under Tax Law, after review and consent by the other Party, shall file such applications and documents as shall permit any such Conveyance Tax to be assessed and paid on or after the Closing. The parties required to do so under Tax Law shall execute and deliver all instruments and certificates as are necessary to comply with the foregoing.

SECTION 7.03. Proration of Taxes and Certain Charges.

(a) For purposes of this Agreement, in the case of any Straddle Period, (i) Property Taxes relating to the Purchased Assets allocable to the Pre-Closing Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that fall within the Pre-Closing Period and the denominator of which is the number of days in the entire Straddle Period, and (ii) Taxes (other than Property Taxes) relating to the Purchased Assets for the Pre-Closing Period shall be computed as if such taxable period ended as of the end of the date hereof. If any Taxes subject to proration are paid by Purchaser, on the one hand, or the Seller, on the other hand, the proportionate amount of such Taxes paid (or in the event a refund of any portion of such Taxes previously paid is received, such refund) shall be paid promptly by (or to) the other after the payment of such Taxes (or promptly following the receipt of any such refund). Any payments required to be made to the Purchaser pursuant to this Section 7.03(a) shall be made using funds other than the Escrow Funds.

(b) Except as otherwise provided in this Agreement, all installments of special assessments or other charges on or with respect to the Purchased Assets payable by the Seller for any period in which the Closing shall occur (including base rent, common area maintenance, royalties, all municipal, utility or authority charges for water, sewer, electric or gas charges, garbage or waste removal, and cost of fuel) shall be apportioned as of the Closing and each party shall pay its proportionate share promptly upon the receipt of any bill, statement or other charge with respect thereto. If such charges or rates are assessed either based upon time or for a specified period, such charges or rates shall be prorated as of 12:01 A.M. on the Closing Date. If such charges or rates are assessed based upon usage of utility or similar services, such charges shall be prorated based upon meter readings taken on the Closing Date.

(c) All refunds, reimbursements, installments of base rent, additional rent, license fees or other use related revenue receivable by any party to the extent attributable to the operation of the Business for any period in which the Closing shall occur shall be prorated so that the Seller shall not be entitled to that portion of any such installment applicable to any period from and after the Closing Date, and if Purchaser or the Seller, as the case may be, shall receive any such payments after the Closing Date, it shall promptly remit to such other party its share of such payments.

(d) The prorations pursuant to this Section 7.03 may be calculated after the Closing, as each item to be prorated (including any such Tax, obligation, assessment, charge, refund, reimbursement, rent installment, fee or revenue) accrues or comes due; provided that, in any event, except with respect to Taxes, any such proration shall be calculated not later than thirty (30) days after the party requesting the proration of any item obtains the information required to calculate such proration.

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.01. Conditions to Obligations of the Seller. The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i)(A) The Purchaser Fundamental Representations shall be true and correct and (B) the other representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects, in each case, as of the date hereof and as of the Closing (except that those representations and warranties that by their terms are qualified by materiality shall be true and correct in all respects and except to the extent such representations and warranties are expressly made as of another date, in which case, as of such other date), (ii) the covenants and agreements contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects and (iii) the Seller shall have received a certificate of the Purchaser signed by a duly authorized representative thereof dated as of the Closing Date certifying the matters set forth in clauses (i) and (ii) above;

(b) HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of the Purchased Assets contemplated by this Agreement shall have expired or shall have been terminated;

(c) No Proceeding or Litigation. No Action shall have been commenced by any Governmental Authority against either of the Seller or the Purchaser, seeking to restrain or materially and adversely alter the transactions contemplated by this Agreement which, in the reasonable, good faith determination of the Seller (upon the advice of counsel), is expected to render it impossible or unlawful to consummate such transactions;

(d) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that prohibits or makes illegal the purchase of the Purchased Assets and the assumption of the Assumed Liabilities contemplated by this Agreement;

(e) INTENTIONALLY OMITTED;

(f) Closing Deliveries. On the Closing Date, the Purchaser shall have delivered, or caused to be delivered, to Seller each of the items set forth in Section 2.06; and

(g) Consents and Approvals. The Seller shall have received, each in form and substance reasonably satisfactory to the Seller, all third party consents and approvals set forth on Section 8.02(f) of the Disclosure Schedule; provided that, if the Purchaser has waived its right to receive any consent or approval set forth on Section 8.02(f) of the Disclosure Schedule, then the receipt of such consent or approval shall not be a condition to Seller’s obligation to consummate the transaction contemplated hereunder unless the waiver and failure to receive such consent or approval would result in a material Liability to Seller after giving effect to any accommodations proposed by the Purchaser.

SECTION 8.02. Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i)(A) The Seller Fundamental Representations shall be true and correct and (B) the other representations and warranties of the Seller contained in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date (except that those representations and warranties that by their terms are qualified by materiality or Material Adverse Effect shall be true and correct in all respects (without giving effect to such qualification) and except to the extent such representations and warranties are expressly made as of another date, in which case, as of such other date), (ii) the covenants and agreements contained in this Agreement to be complied with by the Seller on or before the Closing shall have been complied with in all material respects and (iii) the Purchaser shall have received a certificate of the Seller signed by a duly authorized representative thereof dated as of the Closing Date certifying the matters set forth in clauses (i) and (ii) above;

(b) HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of the Purchased Assets contemplated by this Agreement shall have expired or shall have been terminated;

(c) No Proceeding or Litigation. No Action shall have been commenced by any Governmental Authority against either of the Seller or the Purchaser, seeking to restrain or materially and adversely alter the transactions contemplated by this Agreement which, in the reasonable, good faith determination of the Purchaser (upon the advice of counsel), is expected to render it impossible or unlawful to consummate such transactions;

(d) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that prohibits or makes illegal the purchase of the Purchased Assets and the assumption of the Assumed Liabilities contemplated by this Agreement;

(e) Dycom AT&T Contract Extensions. The Purchaser shall have obtained the amendment of each of the Dycom AT&T Contracts to extend the term of each such contract through August 31, 2020.

(f) Consents and Approvals.

(i) The Purchaser shall have received, each in form and substance reasonably satisfactory to the Purchaser, all third party consents and approvals set forth on Section 8.02(f) of the Disclosure Schedule, including, without limitation, (i) consents to the assignment to the Purchaser or one of its Subsidiaries of each of the AT&T Contracts and (ii) the amendment of each of the AT&T Contracts to extend the term of each such contract through August 31, 2020; and

(ii) The Purchaser shall have received evidence reasonably satisfactory to the Purchaser of the release of any Encumbrances with respect to the Purchased Assets by and on behalf of (x) the lenders under the ABL Credit Agreement and (y) the holders of the Senior Secured Notes.

(g) Opinion of Counsel: The Purchaser shall have received the opinion of Haynes and Boone, LLP, counsel to the Seller, in form and substance reasonably satisfactory to the Purchaser, that the transactions contemplated by this Agreement and the Ancillary Agreements do not violate, conflict with, or result in a default or Event of Default (as defined in the Indenture) under the Indenture, the Intercreditor Agreement or the Collateral Trust Agreement (each as defined in the Indenture) or the ABL Credit Agreement.

(h) No Material Adverse Effect. No event or events shall have occurred which, individually or in the aggregate, have had, or would reasonably be expected to have, a Material Adverse Effect; and

(i) Closing Deliveries. On the Closing Date, the Seller shall have delivered, or caused to be delivered, to Purchaser each of the items set forth in Section 2.05.

ARTICLE IX

INDEMNIFICATION

SECTION 9.01. Survival of Representations and Warranties; Survival of Covenants.

(a) The representations and warranties of the Seller contained in this Agreement and the Ancillary Agreements shall survive the Closing until the eighteen-month anniversary of the Closing; provided, however, that (i) the Seller’s Fundamental Representations shall survive indefinitely, (ii) the representations and warranties dealing with Tax matters as well as the matters set forth in Section 3.18 shall survive until 90 days after the expiration of the relevant statute of limitations in question and (iii) the representations or warranties of the Seller contained in Section 3.10, such representations and warranties shall, for purposes of such claims by the Purchaser, survive the Closing until the fifth anniversary of the Closing. Neither the period of survival nor the liability of the Seller with respect to the Seller’s representations and warranties shall be reduced by any investigation made at any time by or on behalf of the Purchaser. If written notice of a claim has been given prior to the expiration of the applicable representations and warranties by the Purchaser to the Seller, then the relevant representations and warranties shall survive as to such claim, until such claim has been finally resolved.

(b) The representations and warranties of the Purchaser contained in this Agreement and the Ancillary Agreements shall survive the Closing until the eighteen-month anniversary of the Closing; provided, however, that the Purchaser Fundamental Representations shall survive indefinitely. Neither the period of survival nor the Liability of the Purchaser with respect to the Purchaser’s representations and warranties shall be reduced by any investigation made at any time by or on behalf of the Seller. If written notice of a claim has been given prior to the expiration of the applicable representations and warranties by the Seller to the Purchaser, then the relevant representations and warranties shall survive as to such claim, until such claim has been finally resolved.

(c) All covenants and agreements contained in this Agreement and in the Ancillary Agreements which by their terms contemplate performance after the Closing shall survive the Closing until the later of the eighteen-month anniversary of the Closing or the expiration of the term of undertaking set forth in such covenants and agreements; provided, however, that all covenants and agreements with respect to Taxes shall survive the Closing until ninety days after the expiration of the relevant statute of limitations for the Taxes in question. All other covenants and agreements shall survive the Closing until the later of the time such covenants or agreements are fully performed and two years after the Closing.

SECTION 9.02. Indemnification by the Seller.

(a) The Purchaser and its Affiliates, officers, directors, employees, agents, successors and assigns (each a “Purchaser Indemnified Party”) shall be indemnified and held harmless by the Seller from and against any and all Liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ and consultants’ fees and expenses) actually suffered or incurred by them (including any Action brought or otherwise initiated by any of them) (hereinafter a “Loss”), arising out of or resulting from:

(i) the breach of any representation or warranty made by the Seller contained in this Agreement, the Ancillary Agreements or any certificate delivered hereunder (it being understood that such representations and warranties shall be interpreted without giving effect to any limitations or qualifications as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein);

(ii) the breach of any covenant or agreement by the Seller contained in this Agreement or the Ancillary Agreements;

(iii) any Transaction Expenses incurred by the Seller;

(iv) the Excluded Liabilities or any other Liabilities of the Seller, whether arising before or after the Closing, that are not expressly assumed by the Purchaser pursuant to this Agreement; or

(v) Liabilities arising from or related to any failure to comply with Laws relating to bulk transfers or bulk sales with respect to the transfers contemplated by this Agreement notwithstanding the waiver contained in Section 5.11.

(b) To the extent that the Seller’s undertakings set forth in this Section 9.02 may be unenforceable, the Seller shall contribute the maximum amount that it is permitted to contribute under applicable Law to the payment and satisfaction of all Losses incurred by the Purchaser Indemnified Party.

SECTION 9.03. Indemnification by the Purchaser.

(a) The Seller and its Affiliates, officers, directors, shareholder’s employees, agents, successors and assigns (each a “Seller Indemnified Party”) shall be indemnified and held harmless by the Purchaser from and against any and all Losses, arising out of or resulting from:

(i) the breach of any representation or warranty made by the Purchaser contained in this Agreement, the Ancillary Agreements or any certificate delivered hereunder (it being understood that such representations and warranties shall be interpreted without giving effect to any limitations or qualifications as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein);

(ii) the breach of any covenant or agreement by the Purchaser contained in this Agreement or the Ancillary Agreements; or

(iii) the Assumed Liabilities.

(b) To the extent that the Purchaser’s undertakings set forth in this Section 9.03 may be unenforceable, the Purchaser shall contribute the maximum amount that it is permitted to contribute under applicable Law to the payment and satisfaction of all Losses incurred by the Seller Indemnified Party.

SECTION 9.04. Limits on Indemnification. Notwithstanding anything to the contrary contained in this Agreement, except with respect to indemnification claims relating to Taxes:

(a) An Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 9.02(a)(i) or 9.03(a)(i) (other than indemnification in respect of Seller Fundamental Representations or Purchaser Fundamental Representations, respectively, or in respect of intentional misconduct or fraud by the Seller or Purchaser, as applicable) unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party equals or exceeds $1,050,000, whereupon the Indemnifying Party shall be entitled to indemnification for Losses in excess of such amount; and

(b) The maximum amount of indemnifiable Losses which may be recovered from the Indemnifying Party pursuant to Section 9.02(a)(i) or Section 9.03(a)(i) (other than with respect to a Seller Fundamental Representation, a Purchaser Fundamental Representation or in the case of intentional misconduct or fraud by the Seller or the Purchaser) shall be an amount equal to 10% of the Purchase Price.

SECTION 9.05. Notice of Loss; Third Party Claims.

(a) An Indemnified Party shall give the Indemnifying Party notice of any matter that an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, within 60 days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

(b) If an Indemnified Party shall receive notice of any Action, audit, demand or assessment (each, a “Third Party Claim”) against it or which may give rise to a claim for a Loss under this Article IX, within 30 days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent that the Indemnifying Party is materially prejudiced by such failure and shall not relieve the Indemnifying Party from any other obligation or Liability that it may have to any Indemnified Party otherwise than under this Article IX. If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party hereunder against any Losses that may result from such Third Party Claim, then the Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within ten days of the receipt of notice from the Indemnified Party of such Third Party Claim; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the Indemnified Party in its sole and absolute discretion for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel in each jurisdiction for which the Indemnified Party determines counsel is required, at the expense of the Indemnifying Party. In the event that the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party. Notwithstanding anything in this Section 9.05(b) to the contrary, neither the Indemnifying Party nor the Indemnified Party shall, without the prior written consent of the other party, settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment unless the claimant (or claimants) and such party provide to such other party an unqualified release from all Liability in respect of the Third Party Claim. Notwithstanding anything in this Section 9.05 to the contrary, if the Seller is the Indemnifying Party, it shall not be entitled to undertake the defense of a Third Party Claim if such Third Party Claim relates to or arises in connection with (x) any criminal Action or any Action seeking equitable or remedial relief or (y) any Action that is asserted directly by or on behalf of a Person that is a supplier or customer of the Purchaser or the Business that is not also a supplier or customer of the Seller.

SECTION 9.06. Exclusive Remedy. The Parties hereto acknowledge and agree that, except for the right to specifically enforce the provisions of this Agreement as provided herein and with respect to fraud, the provisions of this Article IX shall be the sole and exclusive remedies of the Seller Indemnified Parties and the Purchaser Indemnified Parties for any Loss.

SECTION 9.07. Distributions from the Indemnity Escrow Funds; Survival.

(a) In the event that (a) the Seller shall not have objected to the amount claimed by a Purchaser Indemnified Party for indemnification with respect to any Loss in accordance with the procedures set forth in the Escrow Agreement or (b) the Seller shall have delivered notice of a disagreement as to the amount of any indemnification requested by a

Purchaser Indemnified Party and either (i) the Seller and such Purchaser Indemnified Party shall have, subsequent to the giving of such notice, mutually agreed that the Seller is obligated to indemnify such Purchaser Indemnified Party for a specified amount and shall have so jointly notified the Escrow Agent or (ii) a final nonappealable judgment shall have been rendered by the court having jurisdiction over the matters relating to such claim by such Purchaser Indemnified Party for indemnification from the Seller and the Escrow Agent shall have received, in the case of clause (i) above, written instructions from the Seller and such Purchaser Indemnified Party or, in the case of clause (ii) above, a copy of the final nonappealable judgment of the court, the Escrow Agent shall deliver to such Purchaser Indemnified Party from the Escrow Funds any amount determined to be owed to the Purchaser Indemnified Party under this Article IX in accordance with the Escrow Agreement.

(b) Upon the earlier of (i) the receipt, in form and substance reasonably satisfactory to the Purchaser, of the Noteholder Consent and (ii) the twelve-month anniversary of the Closing, the Seller and the Purchaser shall jointly instruct the Escrow Agent to release to the Purchaser an amount of the Escrow Funds equal to the Indemnity Escrow Amount minus any amounts delivered to a Purchaser Indemnified Party pursuant to Section 9.07(a) or for which an unresolved Claim has been made.

SECTION 9.08. Tax Treatment. The Seller and the Purchaser agree that all payments made by either of them to or for the benefit of the other under this Article IX, under other indemnity provisions of this Agreement and for any misrepresentations or breaches of warranties or covenants shall be treated as adjustments to the Purchase Price for Tax purposes and that such treatment shall govern for purposes hereof.

SECTION 9.09. Certain Other Indemnification Matters. Notwithstanding any other provision of this Agreement, Losses hereunder shall not include (other than damages actually paid in respect of a Third Party Claim) punitive, incidental or consequential damages, except to the extent such Losses are a reasonably foreseeable consequence of any breach of this Agreement or in the case of fraud. Any Liability for indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such Liability constituting a breach of more than one representation, warranty, covenant or agreement. Any amount of any insurance proceeds, indemnification payments, contribution payments, or reimbursements actually received by any Indemnified Party in connection with any Losses or the circumstances giving rise thereto (net of any increase in premiums or reasonable costs and expenses incurred by such Indemnified Party in collecting such proceeds, payments or reimbursements) shall be deducted from the amount of Losses recoverable under this Agreement.

SECTION 9.10. Subrogation. To the extent that the Indemnifying Party makes or is required to make any indemnification payment to the Indemnified Party, the Indemnifying Party shall be entitled to exercise, and shall be subrogated to, any rights and remedies (including rights of indemnity, rights of contribution, and other rights of recovery) that the Indemnified Party or any of the Indemnified Party’s representatives may have against any other Person with respect to any Losses or Action to which such indemnification payment is directly or indirectly related.

ARTICLE X

TERMINATION

SECTION 10.01. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the Purchaser if (i) between the date hereof and the Closing, an event or condition occurs that has resulted in a Material Adverse Effect or (ii) the Seller shall have breached any of their representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Article VIII, which breach cannot be or has not been cured by the End Date after the giving of written notice by the Purchaser specifying such breach;

(b) by the Seller if the Purchaser shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Article VIII, which breach cannot be or has not been cured by the End Date after the giving of written notice by the Seller specifying such breach;

(c) by either the Seller or the Purchaser if the Closing shall not have occurred by July 31, 2016 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.01(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(d) by the Seller in the event of a failure to satisfy the conditions set forth in Section 8.01(e) or by the Purchaser in the event of a failure to satisfy the conditions set forth in Section 8.02(f), in each case, by the End Date;

(e) by either the Purchaser or the Seller in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or

(f) by the mutual written consent of the Seller and the Purchaser.

SECTION 10.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 10.01, this Agreement shall forthwith become void and there shall be no Liability on the part of either Party except (a) as set forth in Section 5.03 and Section 11.02 and (b) that nothing herein shall relieve any party from Liability for any willful, knowing, intentional or material breach of this Agreement that occurred prior to the termination date of this Agreement. In the event of termination of this Agreement by the Purchaser as provided in Section 10.01(a)(ii) following a breach by the Seller of the provisions of Section 5.08, in addition to any other remedy available to the Purchaser, the Seller shall promptly (and in no event later than three Business Days after notice of such termination) reimburse the Purchaser for all reasonably documented Transaction Expenses incurred by the Purchaser, subject to a maximum reimbursement amount of $1,000,000.

ARTICLE XI

GENERAL PROVISIONS

SECTION 11.01. Payments. Any payments to be made under this Agreement shall be made by wire transfer in dollars on the relevant due date with value on that date in immediately available funds and without deducting costs. Payments to the Seller shall be made to the Purchase Price Bank Account and payments to the Purchaser shall be made to such bank account in the United States hereafter designated by the Purchaser to the Seller (such account, the “Purchaser Bank Account”).

SECTION 11.02. Expenses. Except as otherwise specified in this Agreement, all Transaction Expenses shall be paid by the party incurring such costs and expenses.

SECTION 11.03. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.03):

(a)	if to the Seller:

Goodman Networks Incorporated
2801 Network Blvd., Suite 300
Frisco, TX 75034 Attention: Shakeeb Mir

with a copy to:

Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, TX 75219 Attention: Bruce Newsome, Esq.

(b)	if to the Purchaser:

Dycom Industries, Inc.
11770 U.S. Highway 1, Suite 101
Palm Beach Gardens, FL 33408
Attention: General Counsel

with a copy to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
Attention: Stephen Besen, Esq.

SECTION 11.04. Public Announcements. Each party acknowledges that the other party will make a public announcement in respect of the transactions contemplated by this Agreement on or about the date hereof (each such announcement, a “Press Release”), and each party will provide the other party a reasonable opportunity to review such party’s Press Release prior to dissemination. Other than its Press Release, the Seller shall not make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the Purchaser, except as required by Law, in which case the Seller shall provide the Purchaser with a reasonable opportunity to review such communication prior to its dissemination.

SECTION 11.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

SECTION 11.06. Entire Agreement. This Agreement and the Ancillary Agreements constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties hereto with respect to the subject matter hereof and thereof (including the Letter of Intent).

SECTION 11.07. Assignment. This Agreement may not be assigned by operation of Law or otherwise without the express written consent of the Seller and the Purchaser (which consent may be granted or withheld in the sole discretion of the Seller or the

Purchaser, as applicable) and any such assignment or attempted assignment without such consent shall be void. Notwithstanding the foregoing, the Purchaser may assign all or any portion of this Agreement to one or more Affiliates of the Purchaser without the consent of the Seller, provided that any such assignment by the Purchaser shall not relieve the Purchaser of any Liability or obligation hereunder.

SECTION 11.08. Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, each of the Parties or (b) by a waiver in accordance with Section 11.09.

SECTION 11.09. Waiver. Any Party may (a) extend the time for the performance of any of the obligations or other acts of any other party, (b) waive any inaccuracies in the representations and warranties of any other party contained herein or in any document delivered by any other Party pursuant hereto, or (c) waive compliance with any of the agreements of any other party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the parties to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

SECTION 11.10. No Third Party Beneficiaries. Except for the provisions of Article IX relating to indemnified parties, this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any union or any employee or former employee of the Seller, any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

SECTION 11.11. Specific Performance. The parties hereto acknowledge and agree that the parties hereto would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance or breach of this Agreement by any Party could not be adequately compensated by monetary damages alone and that the parties hereto would not have any adequate remedy at law. Accordingly, in addition to any other right or remedy to which any Party may be entitled, at law or in equity (including monetary damages), such party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement without posting any bond or other undertaking.

SECTION 11.12. Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in the state courts of Delaware sitting in New Castle County, Delaware. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any state court sitting in New Castle County, Delaware for the purpose of any Action arising out of or relating to this Agreement brought by any Party and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

SECTION 11.13. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.13.

SECTION 11.14. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or portable document format (“.pdf”)) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

SECTION 11.15. Time of Essence. As to all provisions of this Agreement, TIME IS OF THE ESSENCE.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

GOODMAN NETWORKS INCORPORATED

By:	/s/ Ron B. Hill
Name: Ron B. Hill
Title: Executive Chairman and CEO

[Signature Page to the Asset Purchase Agreement]

DYCOM INDUSTRIES, INC.

By:	/s/ Steven Nielsen
Name: Steven Nielsen
Title: President and CEO

[Signature Page to the Asset Purchase Agreement]